SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13D-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Xplore Technologies Corp.
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 983950205 (CUSIP Number)

Philip S. Sassower Andrea Goren Phoenix Venture Fund LLC 110 East 59th Street Suite 1901 New York, New York 10022 (212) 759-1909	Jonathan J. Russo, Esq. Thelen LLP 875 Third Avenue New York, New York 10022 (212) 603-2227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box  ÿ.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS: Phoenix Venture Fund LLC IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 05-0577719
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 43,064,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 43,064,055 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,064,055
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.64% (2)
14.	TYPE OF REPORTING PERSON OO

(1) Consists of 3,348,337 shares of Common Stock, warrants to purchase 5,363,704 shares of Common Stock, 31,032,014 shares of Common Stock issuable upon conversion of  31,032,014 shares of Series A Convertible Preferred Stock, and 3,320,000 shares of Common Stock issuable upon conversion of 3,320,000 shares of Series C Convertible Preferred Stock.

(2) Based on the number of outstanding shares of Common Stock and Preferred Stock, as converted to Common Stock, as of August 6, 2008, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2008.  Percentages are based on the ownership of Common Stock and Preferred Stock, as converted to Common Stock, since the holders of Preferred Stock on an as converted basis, vote together with the holders of Common Stock on all matters submitted to the stockholders of the Issuer.

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1.	NAME OF REPORTING PERSONS: Philip S. Sassower IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,555,756 (3)
	8.	SHARED VOTING POWER 43,724,055 (4)
	9.	SOLE DISPOSITIVE POWER 17,555,756 (3)
	10.	SHARED DISPOSITIVE POWER 43,724,055 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,279,811
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.57% (2)
14.	TYPE OF REPORTING PERSON IN

(3) Consists of (i) 1,069,296 shares of Common Stock owned by Mr. Sassower, (ii) 2,229,676 shares of Common Stock owned of record by Phoenix Enterprises Family Fund, LLC, an entity controlled by Mr. Sassower, (iii) 330,414 shares of Common Stock owned of record by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust, an entity controlled by Mr. Sassower, (iv) 1,368,550 shares of Common Stock issuable upon conversion of 1,368,550 shares of Series A Convertible Preferred Stock owned by Mr. Sassower, (v) 5,171,847 shares of Common Stock issuable upon conversion of 5,171,847 shares of Series A Convertible Preferred Stock owned of record by Phoenix Enterprises Family Fund, LLC, (vi) 7,135,973 shares of Common Stock issuable upon conversion of 7,135,973 shares of Series A Convertible Preferred Stock owned of record by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust, and (vii) 250,000 shares of Common Stock that Mr. Sassower has the right to acquire under outstanding options exercisable within 60 days after May 31, 2008. Does not include 43,064,055 shares of Common Stock beneficially owned by Phoenix Venture Fund LLC (“Phoenix”), in which Mr. Sassower is

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the co-manager of the managing member and 660,000 shares of Common Stock issuable upon the exercise of warrants, exercisable within 60 days after May 31, 2008, owned of record by SG Phoenix LLC, an entity in which Mr. Sassower and Mr. Goren share voting and dispositive power.  Mr. Sassower disclaims any beneficial ownership of the shares held by Phoenix and SG Phoenix LLC.

(4) Consists of 43,064,055 shares of Common Stock beneficially owned by Phoenix, in which Mr. Sassower is the co-manager of the managing member and 660,000 shares of Common Stock issuable upon the exercise of warrants, exercisable within 60 days after May 31, 2008, owned of record by SG Phoenix LLC, an entity in which Mr. Sassower and Mr. Goren share voting and dispositive power.  Mr. Sassower disclaims any beneficial ownership of the shares held by Phoenix and SG Phoenix LLC.

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1.	NAME OF REPORTING PERSONS: Andrea Goren IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 260,000 (5)
	8.	SHARED VOTING POWER 43,724,055 (6)
	9.	SOLE DISPOSITIVE POWER 260,000 (5)
	10.	SHARED DISPOSITIVE POWER 43,724,055 (6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,984,055
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26% (2)
14.	TYPE OF REPORTING PERSON IN

(5) Consists of (i) 10,000 shares of Common Stock owned by Mr. Goren, and (ii) 250,000 shares of Common Stock that Mr. Goren has the right to acquire under outstanding options exercisable within 60 days after May 31, 2008. Does not include 43,064,055 shares of Common Stock beneficially owned by Phoenix, in which Mr. Sassower and Mr. Goren are the co-managers of the managing member and 660,000 shares of Common Stock issuable upon the exercise of warrants, exercisable within 60 days after May 31, 2008, owned of record by SG Phoenix LLC, an entity in which Mr. Sassower and Mr. Goren share voting and dispositive power.  Mr. Goren disclaims any beneficial ownership of the shares held by Phoenix and SG Phoenix LLC.

(6) Consists of 43,064,055 shares of Common Stock beneficially owned by Phoenix in which Mr. Sassower and Mr. Goren are the co-managers of the managing member and 660,000 shares of Common Stock issuable upon the

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exercise of warrants, exercisable within 60 days after May 31, 2008, owned of record by SG Phoenix LLC, an entity in which Mr. Sassower and Mr. Goren share voting and dispositive power.  Mr. Goren disclaims any beneficial ownership of the shares held by Phoenix and SG Phoenix LLC.

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This Amendment No. 1 filed by Phoenix, Philip S. Sassower and Andrea Goren (the “Reporting Persons”) amends and restates Items 3, 4, 5, and 6 and amends Item 7 of Schedule 13D filed by the Reporting Persons on October 1, 2007 (the “Statement”).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On September 5, 2008, the Issuer, and its wholly owned subsidiary Xplore Technologies Corporation of America (the “Subsidiary”, together with the Issuer, the “Borrowers”), entered into a note purchase agreement (the “Note Purchase Agreement”) with Phoenix and the Purchasers listed from time to time on Schedule 2 thereto, pursuant to which the Borrowers issued to Phoenix a secured subordinated promissory note in the aggregate principal amount of $1,000,000 (the “Note”) and warrants to purchase 3,703,704 shares of Common Stock of the Issuer (the “Warrants”).   Pursuant to the terms of the Note Purchase Agreement, the Borrowers agreed to issue up to an additional $2,000,000 of secured subordinated promissory notes, and warrants to purchase up to and additional 7,407,407 shares of common stock of the Issuer.

The Note Purchase Agreement, the form of Note and form of Warrant is filed hereto as Exhibits C, D and E, respectively. Phoenix purchased the Note and the Warrants with working capital.

The Note is due and payable in full on August 5, 2009 and bears interest at the rate of 10% per annum. Interest on the Note may be paid in cash or, at the option of the Issuer, in shares of the Issuer’s Common Stock.  The Note is secured by all of the assets of the Borrowers and the right of repayment of principal and interest on the Note (as well as the principal and interest on all other notes issued under the Note Purchase Agreement) and the security interest granted by the Borrowers to Phoenix (as well as the other noteholders under the Note Purchase Agreement) is subordinated to the rights and security interest of Silicon Valley Bank (“SVB”), the Issuer’s senior lender, in connection with the loan and security agreement between the Subsidiary and SVB dated as of September 15, 2005, as amended (the “Loan Agreement”).

The Warrants expire on September 5, 2011.  The Warrants may be exercised in whole or in part prior to September 5, 2011, as follows: (i) Twenty-five percent of the shares of Common Stock exercisable pursuant to the Warrants vested on September 5, 2008 and are immediately exercisable; and (ii) seventy-five percent of the shares of Common Stock exercisable pursuant to such Warrants will vest in equal periods every thirty days with the first period beginning October 5, 2008 and the last period ending on August 5, 2009 and are immediately exercisable upon vesting, provided, however, that if all obligations due under the Note are satisfied in full prior to August 5, 2009, such Warrants will cease vesting as of the date that all such obligations were satisfied.  The exercise price pursuant to which the holders of the Warrants can purchase shares of the Issuer’s Common Stock is $.27 per share and the Warrants contain a cashless exercise provision.

On September 21, 2007, Phoenix purchased 3,320,000 units, consisting of 3,320,000 shares of Series C Convertible Preferred Stock of the Issuer and a warrant to purchase 1,660,000 shares of Common Stock (the “Series C Warrant”) pursuant to a Subscription Agreement dated September 18, 2007, a copy of which is filed as an exhibit hereto, for an aggregate purchase

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price of $1,660,000.  The Series C Warrant is exercisable immediately, has an exercise price of $0.50 and will terminate on September 21, 2009 and the Series C Convertible Preferred Stock is convertible into shares of Common Stock on a one-for-one basis at any time, subject to adjustment for stock dividends, splits, combinations and similar events.  Phoenix purchased the Series C Preferred Stock and the Series C Warrant with working capital.

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix.  Both Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the Series C Convertible Preferred Stock, the Series C Warrant and the Warrant.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Note and Warrants to which this Statement relates were acquired by Phoenix in connection with a private placement by the Issuer of up to $3,000,000 of secured subordinated promissory notes and warrants to purchase up to 11,111,111 shares of Common Stock of the Issuer.

The Series C Convertible Preferred Stock and Series C Warrant of the Issuer to which this Statement relates were acquired by Phoenix in connection with a private placement by the Issuer of 14,774,000 shares of Series C Convertible Preferred Stock and warrants to purchase 7,387,000 shares of Common Stock.  The Issuer sold the shares of Series C Convertible Preferred Stock and Series C Warrants to investors in Units, at a price of $0.50 per Unit. Each Unit consisted of one share of Series C Convertible Preferred Stock and one warrant to purchase one-half of one shares of Common Stock. Phoenix purchased 3,320,000 Units for $1,660,000.

Except as set forth in this Statement, Phoenix does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix.  Both Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the securities held by Phoenix.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)   Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock and warrants exercisable or convertible into an aggregate of 43,064,055 shares of Common Stock representing approximately 25.64% of the outstanding shares of Common Stock and shares of Preferred Stock on an as converted basis combined.  Of these 43,064,055 shares of Common Stock, 39,715,718 such shares represent shares of Common Stock that Phoenix has the right to acquire upon the exercise or conversion of Preferred Stock or warrants.

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Mr. Sassower, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, options and warrants exercisable or convertible into Common Stock for an aggregate of 61,279,811 shares of Common Stock representing approximately 33.57% of the outstanding Common Stock and shares of Preferred Stock on an as converted basis combined. 13,926,370 shares of Common Stock represent shares of Common Stock that Mr. Sassower, or an entity controlled by him, has the right to acquire, 39,715,718 shares of Common Stock represent shares of Common Stock that Phoenix has the right to acquire, 660,000 shares of Common Stock represent shares of Common Stock that SG Phoenix LLC has the right to acquire. Mr. Sassower is the co-manager of the managing member of Phoenix and the co-manager of SG Phoenix LLC.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix LLC.

Mr. Goren, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, options and warrants exercisable or convertible into Common Stock for an aggregate of 43,984,055 shares of Common Stock representing 26% of the outstanding Common Stock and shares of Preferred Stock on an as converted basis combined. 250,000 shares of Common Stock represent shares of Common Stock that Mr. Goren has the right to acquire, 39,715,718 shares of Common Stock represent shares of Common Stock that Phoenix has the right to acquire and 660,000 shares of Common Stock represent shares of Common Stock that SG Phoenix LLC has the right to acquire.  Mr. Goren is the co-manager of the managing member of Phoenix and the co-manager of SG Phoenix LLC.  Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix LLC.

(b)  Phoenix has the shared power to vote and the shared power to dispose of 43,064,055 shares of Common Stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 17,555,756 shares of Common Stock and has the shared power to vote and the shared power to dispose of  43,724,055 shares of Common Stock.

Mr. Goren has the sole power to vote and the sole power to dispose of 260,000 shares of Common Stock and has the shared power to vote and the shared power to dispose of 43,724,055 shares of Common Stock.

(c)  Except for the information with respect to the acquisition by Phoenix, as set forth in Items 3 and 4, which is hereby incorporated by reference, none of Phoenix, Mr. Sassower or Mr. Goren has effected any transaction relating to the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

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As further described in Item 3 of this Schedule 13D, the Borrowers issued a Note to Phoenix in the aggregate principal amount of $1,000,000. The Note is due and payable in full on August 5, 2009 and bears interest at the rate of 10% per annum. Interest on the Note may be paid in cash or, at the option of the Issuer, in shares of the Issuer’s Common Stock.  The Note is secured by all of the assets of the Borrowers and the right of repayment of principal and interest on the Note and the security interest granted by the Borrowers to the holders of the Note is subordinated to the rights and security interest of SVB.

Phoenix is party to a Registration Rights Agreement with the Issuer dated as of September 21, 2007, pursuant to which the Issuer provided registration rights with respect to the shares of Common Stock underlying the Series C Convertible Preferred Stock and the Series C Warrant and the shares of Common Stock underlying the Series A Convertible Preferred Stock held by Phoenix.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by adding the following Exhibits:

Exhibit C – Note Purchase Agreement

Exhibit D – Form of Note

Exhibit E – Form of Warrant

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	September 25, 2008

PHOENIX VENTURE FUND LLC

By:	SG Phoenix Ventures LLC, its Managing Member

By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Managing Member

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	September 25, 2008

/s/ Philip S. Sassower
Philip S. Sassower

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	September 25, 2008

/s/ Andrea Goren
Andrea Goren

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EXHIBIT C

EXECUTION COPY

NOTE PURCHASE AGREEMENT

Among

XPLORE TECHNOLOGIES CORP.

XPLORE TECHNOLOGIES CORPORATION OF AMERICA

and

THE PURCHASERS

Dated September 5, 2008

TABLE OF CONTENTS

1.	Purchase and Sale of the Notes and the Warrants		2
	1.1	Authorization of Issuance of the Notes and the Warrants.	2
	1.2	Purchase and Sale of Initial Closing Notes and Initial Closing Warrants.	2
	1.3	Purchase and Sale of Additional Notes and Additional Warrants.	2
	1.4	Use of Proceeds	2
	1.5	Initial Closing	2
	1.6	Subsequent Closings	3

2.	Term of the Notes; Security for the Notes; Subordination		3
	2.1	General	3
	2.2	Security	3
	2.3	Subordination	3

3.	Representations and Warranties of the Borrowers		4
	3.1	Organization and Qualification	4
	3.2	Certificate of Incorporation and Bylaws	4
	3.3	Corporate Power and Authority	4
	3.4	Capitalization.	4
	3.5	Authorization	5
	3.6	Title to Properties and Assets; Leases; Insurance	5
	3.7	Related-Party Transactions.	5
	3.8	Permits; Compliance with Applicable Laws.	6
	3.9	Proprietary Rights	6
	3.10	Material Contracts	6
	3.11	Absence of Undisclosed Liabilities	7
	3.12	Absence of Conflicts	7
	3.13	Litigation.	7
	3.14	Consents	8
	3.15	Labor Relations; Employees	8
	3.16	Employee Benefit Plans	8
	3.17	Tax Returns, Payments and Elections	8
	3.18	Brokers or Finders	9
	3.19	Offering Exemption	9
	3.20	Environmental Matters	9
	3.21	Offering of Purchased Shares and Warrants	10
	3.22	SEC Reports; Disclosure	10
	3.23	Financial Statements	10
	3.24	Suppliers and Customers	10

4.	Representations and Warranties of the Purchasers		11
	4.1	Organization and Qualification	11
	4.2	Power and Authority	11

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	4.3	Authorization	11
	4.4	Purchase Entirely for Own Account	11
	4.5	Disclosure of Information	12
	4.6	Investment Experience	12
	4.7	Accredited Investor	12
	4.8	Restricted Securities; Legends	12
	4.9	No General Solicitation	12
	4.10	Absence of Conflicts	13
	4.11	Brokers or Finders	13

5.	Conditions of the Parties		13
	5.1	Conditions of Purchasers’ Obligations at any Closing	13
	5.2	Conditions of Initial Purchasers’ Obligations at the Initial Closing	14
	5.3	Conditions of Additional Purchasers’ Obligations at any Subsequent Closing	15
	5.4	Conditions of Borrowers’ Obligations at any Closing	15

6.	Events of Default and Remedies		16
	6.1	Events of Default	16
	6.2	Exercise of Remedies	17
	6.3	Waiver of Defaults	17

7.	Debt Covenants		18
	7.1	General	18

8.	Indemnification		18
	8.1	General Indemnification	18
	8.2	Indemnification Principles	18
	8.3	Claim Notice; Right to Defend	18

9.	Certain Definitions		19

10.	Post-Closing Covenants		23
	10.1	Filing of Financing Statements	23

11.	Miscellaneous		24
	11.1	Survival of Representations and Warranties	24
	11.2	Successors and Assigns	24
	11.3	Governing Law	24
	11.4	Counterparts	24
	11.5	Titles and Subtitles	24
	11.6	Notices	24
	11.7	Expenses	25
	11.8	Consents, Amendments and Waivers	25
	11.9	Severability	25

11.10	Entire Agreement	25
11.11	Delays or Omissions	25
11.12	Facsimile and E-Mail Signatures	25
11.13	Other Remedies	26
11.14	Further Assurances	26
11.15	Exchanges; Lost, Stolen or Mutilated Notes and Warrants	26
11.16	Termination	26
11.17	Pro Rata	26
11.18	Appointment and Authorization of Phoenix Venture Fund LLC as Agent	26

Exhibit & Schedules List

Exhibit A	-	Form of Note
Exhibit B	-	Form of Warrant
Exhibit C	-	Form of Security Agreement
Exhibit D	-	Form of Subordination Agreement
Exhibit E	-	Debt Covenants

Schedule I	List of Initial Purchasers
Schedule II	List of Additional Purchasers

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this “Agreement”) is made on the 5th day of September, 2008, by and among Xplore Technologies Corp., a Delaware corporation (the “Parent”), Xplore Technologies Corporation of America, a Delaware corporation and wholly-owned subsidiary of the Parent (the “Subsidiary” and collectively with the Parent, the “Borrowers”), and the purchasers listed on Schedule I hereto, each of which is herein referred to as an “Initial Purchaser” and the purchasers listed from time to time on Schedule II hereto, each of which is herein referred to as an “Additional Purchaser”, and collectively, as the “Purchasers”.

W I T N E S S E T H:

WHEREAS, subject to the terms and conditions set forth herein, the Borrowers desire to issue and sell to the Initial Purchasers on the Initial Closing Date (i) secured subordinated promissory notes in the aggregate principal amount of not greater than $3,000,000 maturing on the Maturity Date (each, an “Initial Closing Note” and, collectively, the “Initial Closing Notes”) and (ii) warrants to purchase up to such number of shares of Common Stock as determined by dividing (x) 100% of the aggregate principal amount of the Initial Closing Notes purchased by such Initial Purchasers, by (y) the Warrant Exercise Price (each, an “Initial Closing Warrant” and, collectively, the “Initial Closing Warrants”), and the Initial Purchasers shall purchase the Initial Closing Notes and the Initial Closing Warrants from the Borrowers on the terms and conditions set forth herein;

WHEREAS, subject to the terms and conditions set forth herein, the Borrowers desire to issue and sell to the Additional Purchasers on any Subsequent Closing Date (i) secured subordinated promissory notes in the aggregate principal amount which together with the aggregate principal amount of the Initial Closing Notes does not exceed $3,000,000 maturing on the Maturity Date (each, an “Additional Note” and, collectively, the “Additional Notes” and, together with the Initial Closing Notes, the “Notes”) and (ii) warrants to purchase such number of shares of Common Stock as determined by dividing (x) 100% of the aggregate principal amount of the Additional Notes purchased by such Additional Purchasers, by (y) the Warrant Exercise Price (each, an “Additional Warrant” and, collectively, the “Additional  Warrants” and together with the Initial Closing Warrants, the “Warrants”), and such Additional Purchasers shall purchase such Additional Notes and such Additional Warrants from the Borrowers on the terms and conditions set forth herein;

WHEREAS, the Board of Directors of the Parent and of the Subsidiary has approved the execution and delivery of this Agreement, all ancillary agreements related hereto, and the transactions contemplated hereby;

NOW, THEREFORE, in consideration of the premises and agreements contained in this Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.           Purchase and Sale of the Notes and the Warrants.

1.1	Authorization of Issuance of the Notes and the Warrants.

(a)           Subject to the terms and conditions of this Agreement, on or prior to the Initial Closing Date, the Borrowers shall have authorized the issuance and sale to the Initial Purchasers of (i) the Initial Closing Notes, in the form attached hereto as Exhibit A, and (ii) the Initial Closing Warrants, in the form attached hereto as Exhibit B.

(b)           Subject to the terms and conditions of this Agreement, on or prior to any Subsequent Closing Date, the Borrowers shall have authorized the issuance and sale to the Additional Purchasers of (i) all Additional Notes to be issued at the Subsequent Closings in the form attached hereto as Exhibit A, and (ii) the Additional Warrants, in the form attached hereto as Exhibit B.

1.2           Purchase and Sale of Initial Closing Notes and Initial Closing Warrants.  Subject to the terms and conditions of this Agreement, each Initial Purchaser, severally and not jointly, agrees to purchase at the Initial Closing, and the Borrowers agree to issue and sell to each such Initial Purchaser at the Initial Closing (i) a Initial Closing Note, dated as of the Initial Closing Date in the original principal amount equal to the dollar amount set forth opposite such Initial Purchaser’s name under the heading “Initial Closing Note Purchase Price” on Schedule I hereto and (ii) Initial Closing Warrants for such shares of Common Stock as set forth opposite such Initial Purchaser’s name under the heading “Number of Initial Closing Warrant Shares” on Schedule I hereto, in exchange for the amount set forth opposite such Initial Purchaser’s name under the heading “Initial Closing Note Purchase Price” on Schedule I hereto.

1.3           Purchase and Sale of Additional Notes and Additional Warrants.  At any time and from time to time, but in no event later than ninety (90) days after the Initial Closing Date, one or more Additional Purchasers may purchase at one or more Subsequent Closings, (i) Additional Notes, the aggregate purchase price of which, together with the aggregate purchase price of the Initial Closing Notes, shall not exceed $3,000,000 and (ii) Additional Warrants for the number of shares of Common Stock as determined by dividing (x) 100% of the principal amount of such Additional Notes purchased by such Additional Purchasers by the Warrant Exercise Price. Schedule II attached hereto shall be amended from time to time concurrent with each Subsequent Closing to include the names of the Additional Purchasers purchasing Additional Notes and Additional Warrants at such Subsequent Closing, as well as the purchase price of the Additional Notes, and  the number of shares of Common Stock that can be purchased on exercise of the Additional Warrants.  The aggregate purchase price for the Notes and Warrants shall not exceed $3,000,000.

1.4           Use of Proceeds.  The Borrowers agree to use the net proceeds from the sale and issuance of the Notes and Warrants pursuant to this Agreement for working capital, product development, and other general corporate purposes.

1.5           Initial Closing.  The purchase and sale of the Initial Closing Notes and the Initial Closing Warrants shall take place at the offices of Thelen Reid Brown Raysman & Steiner LLP, 875 Third Avenue, New York, New York 10022, promptly upon the satisfaction or waiver of the closing conditions set forth in Section 5.1, 5.2 and 5.4 hereto, but not later than September 5, 2008, or on such other date and at such other time as the Borrowers and Phoenix Venture Fund LLC, as Agent for the Purchasers (the “Agent”), mutually agree upon in writing (which time and place is designated as the “Initial Closing”).  The date of the Initial Closing is referred to herein as the “Initial Closing Date.”  At the Initial Closing, the Borrowers shall deliver to each Initial Purchaser (i) Initial Closing Notes, in an original principal amount equal to the dollar amount set forth opposite such Initial Purchaser’s name under the heading “Initial Closing Note Purchase Price” on Schedule I hereto and (ii) Initial Closing Warrants entitling such Initial Purchaser to purchase the number of shares of Common Stock set forth opposite such Initial Purchaser’s name under the heading “Number of Initial Closing Warrant Shares” on Schedule I hereto, all against payment in the amounts set forth opposite such Initial  Purchaser’s name under the heading “Initial Closing Note Purchase Price” on Schedule I hereto, by wire transfer of immediately available funds to such account as the Borrowers designate.

1.6           Subsequent Closings.  Upon the purchase of any Additional Notes and Additional Warrants subject to the satisfaction or waiver of the closing conditions set forth in Sections 5.1, 5.3 and 5.4, Subsequent Closings shall take place at the offices of Thelen Reid Brown Raysman & Steiner LLP, 875 Third Avenue, New York, New York 10022, on such date and at such time as the Borrowers and the Agent, acting on behalf of the Purchasers, mutually agree upon in writing (each, a “Subsequent Closing” and collectively, the “Subsequent Closings”).  The date of each applicable Subsequent Closing is referred to herein as a “Subsequent Closing Date.” At each Subsequent Closing, the Borrowers shall deliver to each Additional Purchaser (i) an Additional Note, dated as of such Subsequent Closing Date, in an original principal amount equal to the dollar amount set forth opposite such Additional Purchaser’s name under the heading “Additional Note Purchase Price” on Schedule II hereto, which shall be updated by the Borrower and the Agent, acting on behalf of the Purchasers, from time to time as necessary upon each Subsequent Closing, with respect to such Additional Purchaser and (ii) Additional Warrants for the number of shares of Common Stock set forth opposite such Additional Purchaser’s name under the heading “Number of Additional Closing Warrant Shares” in Schedule II hereto.

2.           Term of the Notes; Security for the Notes; Subordination.

2.1           General.  The Notes shall be issued in the aggregate principal amount of up to $3,000,000 and shall bear interest, and otherwise be in the form attached hereto as Exhibit A.  Payment of all principal and accrued and unpaid interest on any Note shall be made in full no later than the Maturity Date.

2.2           Security.  The Notes shall be equally and ratably secured by all of the assets of the Borrowers pursuant to a security agreement to be entered into on or prior to the Initial Closing Date by the Borrowers and the Agent, acting on behalf of the Purchasers, substantially in the form attached hereto as Exhibit C (the “Security Agreement”), pursuant to which the Borrowers shall grant to the Agent, acting on behalf of the Purchasers, a first priority security interest in all of the assets of the Borrowers, subject to the Permitted Liens.

2.3           Subordination.  The right of repayment of principal of and interest on the Notes and the security interest of the Purchasers in the assets of the Borrowers shall be subordinated only to (a) the rights and security interest of Silicon Valley Bank (“SVB”) under the Loan and Security Agreement by and between SVB and the Subsidiary dated as of September 15, 2005, as amended (as the same may from time to time be further amended, modified, supplemented or restated, the “Senior Credit Agreement”), in accordance with the Subordination Agreement in substantially the form attached hereto as Exhibit D (the “Subordination Agreement) and (b) the rights of any Senior Lender in connection with any Senior Credit Facility reasonably acceptable to the Agent, acting on  behalf of the Purchasers, pursuant to a subordination agreement containing terms no less favorable, as a whole, to the Purchasers than the terms of the Subordination Agreement.

3.           Representations and Warranties of the Borrowers.  The Borrowers, jointly and severally, hereby represent and warrant to each Purchaser as of the Initial Closing Date and in the case of any Additional Purchasers as of such Subsequent Closing Date, the following, except as expressly set forth on the Disclosure Schedule, specifically identifying or cross-referencing the relevant Sections hereof, which Disclosure Schedule shall be deemed to be part of the representations and warranties as if made hereunder:

3.1           Organization and Qualification.  Each of the Borrowers is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as it is now being conducted or proposed to be conducted.  Each of the Borrowers is duly qualified as a foreign corporation to transact business, and is in good standing, in each jurisdiction where it owns or leases real property or maintains employees or where the nature of its activities make such qualification necessary, except where such failure to qualify could not reasonably be expected to have a Material Adverse Effect. It is expected that the Parent will be qualified as a foreign corporation with the State of Texas within five business days of the date hereof.

3.2           Certificate of Incorporation and Bylaws.  The Parent has delivered to the Agent, acting on behalf of the Purchasers, true, correct, and complete copies of the certificate of incorporation of the Parent and the Subsidiary as in effect on the date hereof (each a “Certificate of Incorporation” and collectively the “Certificates of Incorporation”) and each of their bylaws as in effect on the date hereof (each a “Bylaw” and collectively the “Bylaws”).

3.3           Corporate Power and Authority.  Each of the Borrowers has all requisite corporate power and authority to execute and deliver the Loan Documents and this Agreement to which it is a party.  The Borrowers have all requisite corporate power and authority to issue and sell the Notes and the Warrants to the Purchasers hereunder.  Each of the Borrowers has all requisite corporate power and authority to carry out and perform its obligations under the terms of this Agreement and the Loan Documents.  Each of the Borrowers has all requisite corporate power and authority to sell and issue the Notes and the Warrants.

3.4           Capitalization.  Immediately prior to the date hereof, the Parent is authorized to issue 410,000,000 shares of capital stock of which (i) 300,000,000 are designated as Common Stock, of which 73,291,161 shares are issued and outstanding (ii) and 110,000,000 are designated as Preferred Stock, of which (A) 64,000,000 are designated as Series A Preferred

Stock of which 63,178,777 shares are issued and outstanding, (B) 10,000,000 of which are designated Series B Preferred Stock of which 9,488,513 shares are issued and outstanding, (C) 20,000,000 of which are designated Series C Preferred Stock of which 15,274,000 shares are issued and outstanding.  The Parent owns all of the issued and outstanding capital stock of the Subsidiary.

3.5           Authorization.  The execution, delivery and performance by each Borrower of this Agreement and the Loan Agreements, the sale, issuance and delivery of the Notes and the Warrants and the performance of all of the obligations of the Borrowers under this Agreement and each of the Loan Documents have been authorized by each Borrower’s Board of Directors, no other corporate action on the part of any Borrower and no other corporate or other approval or authorization is required on the part of any Borrower or any other Person, by Law or otherwise, in order to make this Agreement and the Loan Documents the valid, binding and enforceable obligations (subject to (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies) of the Borrowers, as the case may be. This Agreement and each of the Loan Documents, when executed and delivered by each of the Borrowers that is a party thereto, will constitute a valid and legally binding obligation of such Borrower, enforceable against such Borrower in accordance with its respective terms, subject to (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies.

3.6	Title to Properties and Assets; Leases; Insurance.

(a)           Neither Borrower currently owns any real property nor has ever owned any real property.  Each of the Borrowers has good and marketable title to or has a valid leasehold interest in, or license to use, all of the property or assets used by it or located on its premises and necessary for the conduct of business as presently conducted, free and clear of all Liens, other than Permitted Liens.

(b)           With respect to the insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of each Borrower, there is no claim by either Borrower pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds which could reasonably be expected to have a Material Adverse Effect.  All premiums due and payable under all such policies and bonds have been paid and each Borrower, as applicable, is otherwise in compliance in all material respects with the terms of such policies and bonds.  Neither Borrower has any Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.  Each Borrower maintains insurance in such amounts, including (as applicable) self-insurance, retainage and deductible arrangements, and of such a character as is reasonable for companies engaged in the same or similar business similarly situated.

3.7           Related-Party Transactions.  No employee, officer, shareholder, director or consultant of the Borrowers or member of the immediate family (defined as parents, spouse, siblings or lineal descendants) of any such officer or director is indebted to either of the Borrowers for borrowed money, and neither Borrower is indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of them other than for reimbursement of expenses incurred in connection with their service to such Borrower, and amounts accrued but not yet due to employees and other service providers. To the Knowledge of the Borrowers, except as provided for in this Agreement and the Loan Documents and except as set forth in the SEC Reports, (a) no employee, officer, shareholder, director or consultant of such Borrower or any member of the immediate family of any such officer or director is, directly or indirectly, interested in any Material Contract or has any other material business relationship with any Borrower, except stock ownership in or employment with a Borrower and (b) no officer, director of such Borrower or any member of the immediate family of such officer or director has any material business relationship with any competitor of such Borrower.

3.8           Permits; Compliance with Applicable Laws.  Each Borrower has all franchises, permits, licenses, authorizations, approvals, registrations and any similar authority necessary for the conduct of its business as now being conducted by it except for those the absence of which could not reasonably be expected to have a Material Adverse Effect (the “Permits”).  Neither Borrower is in violation in any material respect of, or default in any material respect under, any such Permits. All such Permits are in full force and effect, and to the Borrower’s Knowledge, no violations in any material respect have been recorded in respect of any such Permits; no proceeding is pending or, to the Borrower’s Knowledge, threatened to revoke or limit any such Permit; and no such Permit will be suspended, cancelled or adversely modified as a result of the execution and delivery of this Agreement and the Loan Documents.  Each Borrower is in compliance in all respects with all applicable Laws, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

3.9           Proprietary Rights.  Each Borrower is the sole owner, free and clear of any Liens, other than Permitted Liens, or has a valid license, without the payment of any royalty (except with respect to off-the-shelf software that is licensed by such Borrower) and otherwise on commercially reasonable terms, to, all Proprietary Rights material to the business of such Borrower.  As used herein, the term “Proprietary Rights” means each Borrower’s patents, trademarks, trade names, service marks, logos, designs, formulations, copyrights, and other trade rights and all registrations and applications therefor, all know-how, trade secrets, technology or processes, research and development, all Internet domain addresses, Web sites and computer programs, data bases and software documentation and all other intellectual property owned, licensed or otherwise used by such Borrower (other than off-the-shelf software that is licensed by such Borrower).  Neither Borrower has received any written demand, claim, notice or inquiry from any person or entity in respect of the Proprietary Rights material to the business of such Borrower which challenges, threatens to challenge or inquires as to whether there is any basis to challenge, the validity of, or the rights of such Borrower in such Proprietary Rights, and neither Borrower has  Knowledge of any basis for any such challenge.  To each Borrower’s Knowledge, such Borrower is not in violation or infringement of, and has not violated or infringed, any intellectual property rights of any other person or entity.  To such Borrower’s Knowledge no third party is infringing on the rights of such Borrower in and to such Proprietary Rights.

3.10           Material Contracts.  (a)  All material agreements of each Borrower (collectively, the “Material Contracts”) are included as exhibits to the Parent’s filings with the SEC.  The SEC Reports disclose all financing arrangements of the Borrowers relating to the assets or liabilities of the Borrowers.

(b)           Assuming the due execution and delivery by the other parties thereto, each of such Material Contracts is as of the date hereof legal, valid and binding, and in full force and effect, and enforceable in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies.  There is no material breach, violation or default by a Borrower under any such Material Contract, and to each Borrower’s Knowledge, (x) no Material Contract has expired or been terminated in accordance with its terms and (y) no event (including, without limitation, the transactions contemplated by this Agreement) has occurred which, with notice or lapse of time or both, would (A) constitute a material breach, violation or default by a Borrower under any such Material Contract, or (B) give rise to any Lien (other than a Permitted Lien) or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration against a Borrower under any such Material Contract.  Except as disclosed in the SEC Reports, neither Borrower is and, to the such Borrower’s Knowledge, no other party to any of such Material Contract is in arrears in respect of the performance or satisfaction of any material terms or conditions on its part to be performed or satisfied under any of such Material Contract, and neither Borrower has and, to such Borrower’s Knowledge, no other party thereto has granted or been granted any material waiver or indulgence under any of such Material Contract or repudiated any provision thereof.

3.11           Absence of Undisclosed Liabilities.  Except as set forth in the SEC Reports or arising in the ordinary course since the date of the most recent balance sheet filed with the SEC, neither Borrower has any liabilities of any type, whether absolute or contingent.

3.12           Absence of Conflicts.  Neither Borrower is in violation of or default under any provision of its Certificate of Incorporation or its Bylaw.  The execution, delivery, and performance of, and compliance with the Loan Documents and this Agreement, and the consummation of the transactions contemplated hereby and thereby, have not and will not:

(a)           violate, conflict with or result in a breach of any provision of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any Lien (other than a Permitted Lien) upon any of the assets, properties or business of either Borrower under, any of the terms, conditions or provisions of (i) its Certificate of Incorporation or its Bylaws, or (ii) any Material Contract; or

(b)           violate any judgment, ruling, order, writ, injunction, award, decree, or any Law or regulation of any court or federal, state, county or local government or any other governmental, regulatory or administrative agency or authority which is applicable to either Borrower or any of their assets, properties or businesses.

3.13           Litigation.  Except as disclosed in the SEC Reports, there is no action, claim, litigation, tax or compliance audit, suit or proceeding, regulatory or administrative enforcement action or governmental inquiry or investigation, pending, or, to such Borrower’s Knowledge, any threat thereof, against such Borrower or any of their officers or directors or the assets of either Borrower.  To the Borrower’s Knowledge, there is no reason to believe that any of the foregoing may occur which, in the aggregate, could reasonably be expected to have a

Material Adverse Effect.  Neither Borrower is subject to any outstanding judgment, order or decree directed against such Borrower or any officer or director of any thereof.

3.14           Consents.  No consent, approval, waiver or authorization, or designation, declaration, notification, or filing with any person or entity (governmental or private), on the part of a Borrower is required in connection with the valid execution, delivery and performance of the Loan Documents or this Agreement, the offer, sale or issuance of the Notes and Warrants (other than such notifications or filings required under applicable federal or state securities Laws, if any), except for such consents, approvals, waivers, authorizations, designations, declarations, notifications, or filings that will be received prior to or as of the Initial Closing Date.

3.15           Labor Relations; Employees.  Each Borrower is in compliance in all material respects with all Laws relating to the employment of labor and classification of persons as employees.

3.16           Employee Benefit Plans.  (a)  Except as set forth in the SEC Reports, the Borrowers have no employment agreements or labor or collective bargaining agreements and there are no employee benefit or compensation plans, agreements, arrangements or commitments (including “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) maintained by either Borrower for any employees of such Borrower or with respect to which such Borrower has liability, or makes or has an obligation to make contributions (each a “Company Employee Plan” and together the “Company Employee Plans”).

(b)           Each Company Employee Plan by its terms and operation is in compliance in all material respects with all applicable Laws and all required filings, if any, with respect to such Company Employee Plan has been made.  The events contemplated by this Agreement (either alone or together with any other event) will not (i) entitle any employees to severance pay, unemployment compensation, or other similar payments under any Company Employee Plan or Law, (ii) accelerate the time of payment or vesting or increase the amount of benefits due under any Company Employee Plan or compensation to any employees of the Borrowers or (iii) result in any payments (including parachute payments) under any Company Employee Plan or Law becoming due to any employee.

3.17           Tax Returns, Payments and Elections.  Each Borrower has filed all tax returns and reports (including information returns and reports) as required by Law except to the extent that the failure to so file did not and could not reasonably be expected to have a Material Adverse Effect, and such tax returns and reports are true and correct in all material respects.  Each Borrower has paid or made provision for payment of all taxes and other assessments shown as due on such returns.  The provision for taxes of each Borrower as shown in the Financial Statements (as hereinafter defined) is adequate in all material respects for all taxes, assessments and governmental charges due or accrued as of the date thereof with respect to its business, properties and operations.  Neither Borrower has elected pursuant to the Internal Revenue Code of 1986, as amended (the “Code”), to be treated as a Subchapter S corporation pursuant to Section 1362(a) or a collapsible corporation pursuant to Section 341(f) of the Code, nor has a Borrower made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation or amortization) that could reasonably be expected to have a

Material Adverse Effect.  Neither Borrower has had any tax deficiency proposed or assessed against it by the Internal Revenue Service or any other foreign, federal, state or local taxing authority and none have been asserted in writing or, to a Borrower’s Knowledge, threatened at any time for additional taxes.  Neither Borrower has executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge and none of the foreign, federal, state or local income or franchise tax or sales or use tax returns have ever been audited by governmental authorities.  Since June 30, 2008, neither Borrower has incurred any taxes, assessments or governmental charges other than in the ordinary course of business.

3.18           Brokers or Finders. Neither Borrower has incurred, or will incur, directly or indirectly, as a result of any action taken by either Borrower, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the issuance of the Notes and the Warrants or any transaction contemplated hereby or thereby.  The Borrowers agree to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder’s fee (and the costs and expenses of defending against such liability or asserted liability) for which the Borrowers or any of their respective officers, employees or representatives is responsible.

3.19           Offering Exemption.  Assuming the truth and accuracy of the representations and warranties contained in Section 5, the offer and sale of the Notes and the Warrants as contemplated hereby and the issuance and delivery to the Purchasers of the Notes and the Warrants are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and will be registered or qualified (or exempt from registration or qualification) under applicable state securities and “blue sky” Laws, as currently in effect.

3.20	Environmental Matters.

(a)           Each Borrower complies and has at all times complied with all federal, state and local Laws, judgments, decrees, orders, consent agreements, authorizations, permits, licenses, rules, regulations, common or decision law (including, without limitation, principles of negligence and strict liability) relating to the protection, investigation or restoration of the environment (including, without limitation, natural resources) or the health or safety matters of humans and other living organisms, including the Resource Conservation and Recovery Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Federal Clean Water Act, as amended, the Federal Clean Air Act, as amended, the Toxic Substances Control Act, or any state and local analogue (hereinafter “Environmental Laws”), except where the failure to comply could not reasonably be expected to have a Material Adverse Effect.

(b)           Neither Borrower has Knowledge of any claim, and has not received notice of a written complaint, order, directive, claim, request for information or citation, and to such Borrower’s  Knowledge no proceeding has been instituted raising a claim against such Borrower indicating or alleging any damage to the environment or any liability or obligation under or violation of any Environmental Law and (ii) neither Borrower is subject to any order, decree, injunction or other directive of any Governmental Authority.

3.21           Offering of Purchased Shares and Warrants.  No form of general solicitation or general advertising was used by the Borrowers or any of their agents or representatives in connection with the offer and sale of the Notes and the Warrants.

3.22           SEC Reports; Disclosure.  (a)  The Parent has filed all required forms, reports and documents with the Securities and Exchange Commission (the “SEC”) since June 22, 2007, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, each as in effect on the date such forms, reports and documents were filed.  The Parent has made available to the Purchasers, in the form filed with the SEC (including any amendments thereto) its (i) Annual Report on Form 10-K for the year ended March 31, 2008, (ii) Current Report on Form 8-K dated June 5, 2008, (iii) Current Report on Form 8-K dated August 12, 2008, (iv) Current Report on Form 8-K dated August 14, 2008, (v) Current Report on Form 8-K dated September 4, 2008, (vi) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 and (vii) all definitive proxy statements relating to the Parent’s meeting of shareholders (whether annual or special) held since June 22, 2007 (collectively, the “SEC Reports”).

(b)           None of (i) this Agreement (including, without limitation, the Disclosure Schedule and the Schedules and Exhibits attached hereto), (ii) any Loan Documents, or (iii) the SEC Reports contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein in light of the circumstances under which they were made not misleading.  There is no fact which, to the Knowledge of either Borrower, has not been disclosed to the Purchasers, which could reasonably be expected to have a Material Adverse Effect on the ability of either Borrower to perform its obligations under the Loan Documents or this Agreement.

3.23           Financial Statements.  Included in the SEC Reports are the audited financial statements of the Borrowers as at and for the years ended March 31, 2008, 2007 and the unaudited financial statements of the Borrowers for the fiscal quarter ended June 30, 2008 (the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP and fairly present the financial condition and operating results of the Borrowers on a Consolidated basis as of the dates and for the periods, indicated therein, except that the unaudited financial statements as at and for the quarter ended June 30, 2008 is subject to normal year-end adjustments and do not contain all notes required under GAAP.  Except as set forth in the Financial Statements, the Borrowers have no liabilities, obligations or commitments of any nature (whether accrued, absolute, contingent, unliquidated or otherwise, due or to become due and regardless of when addressed), which are required to be included in the Financial Statements in accordance with GAAP other than (a) liabilities that have arisen in the ordinary course of business since the date of the Parent’s most recent quarterly report on Form 10-Q that are not reasonably be expected to have a Material Adverse Effect and (b) obligations to perform after the date hereof any contracts or agreements which have been disclosed or which are not required to be disclosed in the SEC Reports because such contracts and agreements are not material to the Borrowers.

3.24           Suppliers and Customers.  Since June 30, 2008, none of the Borrowers’ suppliers, vendors, or customers has: (i) terminated or cancelled a Material Contract or material business relationship with any Borrower; (ii) threatened in writing to terminate or cancel a Material Contract or material business relationship with any Borrower; (iii) expressed dissatisfaction in writing with the performance of a Borrower with respect to a Material Contract or material business relationship with any Borrower; or (iv) demanded in writing any material modification, termination or limitation of a Material Contract or material business relationship with any Borrower (excluding any contracts or business relationship which, if so terminated, cancelled, modified or limited, would not reasonably be expected to result in a Material Adverse Effect).

4.           Representations and Warranties of the Purchasers.  As of the Initial Closing Date or any Subsequent Closing Date, as the case may be, each  Purchaser severally and not jointly hereby represents and warrants to the Borrowers that:

4.1           Organization and Qualification.  Each Purchaser, if such person is not an individual, is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization to carry on its business as it is now being conducted or proposed to be conducted.

4.2           Power and Authority.  Each Purchaser has all requisite power and authority (or if such Purchaser is an individual, the legal capacity) to execute and deliver the Loan Documents and this Agreement to which it is a party, to purchase the Notes and the Warrants from the Borrowers hereunder, and to carry out and perform its obligations under the terms of the Loan Documents and this Agreement.

4.3           Authorization.  The execution, delivery and performance by such Purchaser of the Loan Documents and this Agreement to which it is a party, and the performance of all of the obligations of such Purchaser under each of such Loan Documents and this Agreement have been duly and validly authorized, and no other action, approval or authorization is required on the part of such Purchaser or any Person by Law or otherwise in order to make the Loan Documents and this Agreement the valid, binding and enforceable obligations (subject to (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies) of such  Purchaser that is a party thereto.  Each of the Loan Documents and this Agreement, when executed and delivered by such Purchaser that is a party thereto, will constitute a valid and legally binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms subject to: (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies.

4.4           Purchase Entirely for Own Account.  The Notes and the Warrants will be acquired for investment for such Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof.  Such Purchaser’s address is listed on Schedule I and II, as applicable, attached hereto.  Such Purchaser is aware that the Borrowers are issuing the Notes and the Warrants pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder without complying with the registration provisions of the Securities Act or other applicable federal or state securities laws.  Such Purchaser is also aware that the

Borrowers are relying upon, among other things, the representations and warranties of such Purchaser contained in this Agreement for purposes of complying with Regulation D.

4.5           Disclosure of Information.  Each Purchaser represents that the Borrowers have made available to such Purchaser, at a reasonable time prior to the date of this Agreement, an opportunity to (a) ask questions and receive answers from the Borrowers regarding the terms and conditions of the offering of the Notes and the Warrants and the business, properties and financial condition of the Borrowers, all of which questions (if any) have been answered to the reasonable satisfaction of such Purchaser, and (b) obtain additional information, all of which was furnished by the Borrowers to the reasonable satisfaction of such Purchaser.  The foregoing, however, does not limit or modify the representations and warranties of the Borrowers in Section 3 of this Agreement or the right of the Purchasers to rely thereon.

4.6           Investment Experience.  Such Purchaser acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in investing in companies similar to the Borrowers and in financial or business matters such that it is capable of evaluating the merits and risks of the investment in the Notes and the Warrants.  Such Purchaser has made the determination to enter into this Agreement and the Loan Agreements and the other agreements contemplated hereby and to acquire the Notes and the Warrants based upon its own independent evaluation and assessment of the value of the Borrowers and its present and prospective business prospects.

4.7           Accredited Investor.  Such Purchaser is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect.

4.8           Restricted Securities; Legends.  Such Purchaser recognizes that the Notes and the Warrants will not be registered under the Securities Act or other applicable federal or state securities laws.  Such Purchaser understands that the Notes and the Warrants it is purchasing are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Borrower in a transaction not involving a public offering.  Such Purchaser acknowledges that it may not to sell or transfer the Notes and the Warrants unless such Notes and Warrants are registered under the Securities Act and under any other applicable securities laws and that certificates evidencing the Purchased  Securities will bear the following legend or similar legend as applicable:

THIS SECURITY [AND THE SHARES OF COMMON STOCK WHICH MAY BE PURCHASED UPON THE EXERCISE OF THIS SECURITY] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION AND REGISTRATION UNDER APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM UNDER THE ACT AND THE RULES AND REGULATIONS THEREUNDER AND SUCH APPLICABLE STATE SECURITIES LAWS.

4.9           No General Solicitation.  Such Purchaser acknowledges that the Notes and the Warrants were not offered to such Purchaser by means of: (a) any advertisement, article,

notice or other communication published in any newspaper, magazine or similar medium, or broadcast over television or radio, or (b) any other form of general solicitation or advertising.

4.10           Absence of Conflicts.  Such Purchaser’s execution, delivery, and performance of, and compliance with the Loan Documents and this Agreement, and the consummation of the transactions contemplated hereby and thereby, have not and will not:

(a)           violate, conflict with or result in a breach of any provision of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any Lien upon any of the assets, properties or business of such Purchaser under, any of the terms, conditions or provisions of (i) its certificate/articles of formation or organization or any of its other formation or organizational documents (if any), or (ii) any material contract to which it is a party; or

(b)           violate any judgment, ruling, order, writ, injunction, award, decree, or any Law or regulation of any court or federal, state, county or local government or any other governmental, regulatory or administrative agency or authority which is applicable to such Purchaser or any of its assets, properties or businesses.

4.11           Brokers or Finders.  Such Purchaser has not incurred, nor will it incur, directly or indirectly, as a result of any action taken by such Purchaser, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the issuance of the Notes and the Warrants or any transaction contemplated hereby or thereby.  Such Purchaser agrees to indemnify and hold harmless the Borrowers from any liability for any commission or compensation in the nature of a finders’ fee (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser, or any of its respective officers, employees or representatives is responsible.

5.           Conditions of the Parties.

5.1           Conditions of Purchasers’ Obligations at any Closing.  The obligations of each Purchaser under Section 1 of this Agreement are subject to the satisfaction by the Borrowers on or before such Closing of each of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Borrowers contained in Section 3 shall be true and correct on and as of the Initial Closing Date and shall be true and correct in all material respects on and as of any Subsequent Closing Date with the same force and effect as though such representations and warranties had been made on such date.

(b)           Performance.  The Borrowers shall have performed and complied with all conditions contained in this Agreement that are required to be performed or complied with by it on or before such Closing.

(c)           No Material Adverse Effect; Compliance Certificate.  No Material Adverse Effect shall have occurred between the date hereof and such Closing Date and the President and/or Chief Executive Officer of each Borrower shall deliver to the Agent, acting on behalf of the Purchasers, at each such Closing a certificate stating that the conditions specified in Sections 5.1(a), (b) and (c) have been fulfilled and stating that no Material Adverse Effect has occurred between the date hereof and such Closing Date.

(d)           Consents and Approvals.  All authorizations, approvals, permits, or consents, if any, of any governmental authority or regulatory body of the United States or of any state or any creditor of the Borrowers or any other Person that are required in connection with the lawful issuance and sale of the Notes and the Warrants at such Closing pursuant to this Agreement shall be duly obtained and effective as of each such Closing and the purchase and payment of the Notes and the Warrants to be purchased by the Purchasers at each such Closing on the terms and conditions as provided herein shall not violate any applicable Law.

(e)           Good Standing; Qualification to do Business.  The Parent shall have delivered to the Agent, acting on behalf of the Purchasers, certificates of good standing with respect to each Borrower dated as of a date no earlier than 15 days prior to the any such Closing from the jurisdiction of incorporation of such Borrower.

(f)           Secretary’s Certificate.  The Parent shall have delivered to the Agent, acting on behalf of the Purchasers, a certificate executed by the Secretary of each Borrower dated such Closing Date certifying with respect to (i) a copy of the such Borrower’s Certificate of Incorporation and its Bylaws as amended to and in effect on such Closing Date and that such Borrower is not in violation of or default under any provision of its Certificate of Incorporation or Bylaw as of and on such Closing Date, (ii) board resolutions of such Borrower authorizing the transactions contemplated by this Agreement and the Loan Documents.

(g)           Compliance with Covenants.  On any such Closing Date the Borrowers shall be in compliance with each of the covenants set forth in Section 7.

5.2           Conditions of  Initial Purchasers’ Obligations at the Initial Closing.  In addition to the conditions set forth in Section 5.1, the obligations of each Initial Purchaser under Section 1.2 of this Agreement are subject to the satisfaction by the Borrowers on the Initial Closing Date of each of the following conditions:

(a)           Security Agreement; Subordination Agreement.  The Borrowers shall have executed and delivered to the Initial Purchasers the Security Agreement and the Subordination Agreement.

(b)           Initial Closing Notes.  The Borrowers shall deliver to each Initial Purchaser its respective Initial Closing Note.

(c)           Initial Closing Warrants.  The Borrowers shall deliver to each Initial Purchaser its respective Initial Closing Warrants.

(d)           UCC-1 Financing Statements.  The Parent shall have prepared in form and substance reasonably satisfactory to the Agent, acting on behalf of the Purchasers, copies of financing statements on Form UCC-1 for the Borrowers and delivered copies of the same to the Agent, acting on behalf of the Purchasers.

(e)           SVB Consent.  The Borrowers shall have received the written consent of SVB reasonably acceptable to the Agent, acting on behalf of the Purchasers, with respect to the transactions contemplated by this Agreement.

(f)           Administrative Fee to Agent.  The Borrowers shall have paid to the Agent, acting on behalf of the Purchaser, an administrative fee in the aggregate amount of $60,000.

5.3           Conditions of Additional Purchasers’ Obligations at any Subsequent Closing.  In addition to the conditions set forth in Section 5.1, the obligations of each Additional Purchaser under Section 1.3 of this Agreement are subject to the satisfaction by the Borrowers on each Subsequent Closing Date of the following conditions:

(a)           Supplemental Schedule II.  On or before any Subsequent Closing Date, the Parent shall deliver to the Agent, acting on behalf of each Additional Purchaser, a supplement to Schedule II reflecting the amount of the Notes and the Warrants that the Borrowers will issue to each Additional Purchaser on such Subsequent Closing Date and the aggregate purchase price therefor.

(b)           Additional Notes.  The Parent shall deliver to the Agent, acting on behalf of each Additional Purchaser, such Additional Purchaser’s Additional Notes.

(c)           Additional Warrants.  With respect to any Subsequent Closing, the Parent shall deliver to the Agent, acting on behalf of each Additional Purchaser, such Additional Purchaser’s Additional Warrants.

(d)           Subordination Agreement.  The Borrowers shall have executed and delivered to each Additional Purchaser the Subordination Agreement.

5.4           Conditions of Borrowers’ Obligations at any Closing.  The obligations of the Borrowers to consummate the transactions contemplated by this Agreement are subject to the satisfaction by the Purchasers on or before any such Closing of each of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the each Purchasers contained in Section 4 shall be true and correct in all material respects on and as of such Closing with the same force and effect as though such representations and warranties had been made on and as of the date of such Closing; provided, however, that representations and warranties that contain a materiality qualification shall be true and correct in all respects.

(b)           Performance.  Each Purchaser shall have performed and complied with all conditions contained in this Agreement that are required to be performed or complied with by it on or before such Closing.

(c)           Consents and Approvals.  All authorizations, approvals, or permits, if any, of any Governmental Authority or any other Person that are required in connection with the lawful issuance and sale of the Notes and the Warrants to such Purchaser pursuant to this Agreement shall be duly obtained and effective as of such Closing and the purchase and payment of the Notes and the Warrants to be purchased by the Purchasers at such Closing on the terms and conditions as provided herein shall not violate any applicable Law.

(d)           Purchase Price.  The Purchasers shall have delivered to the Borrowers the applicable purchase price for the Notes and the Warrants being purchased on such Closing Date.

(e)           Subordination Agreement. Each Purchaser shall have executed and delivered to the Borrowers and SVB the Subordination Agreement.

6.           Events of Default and Remedies.

6.1           Events of Default.  So long as the Notes are outstanding an Event of Default with respect to the Notes shall mean the occurrence and existence of one or more of the following events or conditions (for any reason, whether voluntary, involuntary or effected or required by any Law applicable to the Borrowers):

(a)           The Borrowers fail to pay when due and payable any portion of the Note Indebtedness at stated maturity, upon acceleration or otherwise.

(b)           The Borrowers fail or neglect to perform, keep, or observe in any material respect any term, provision, condition, covenant or agreement contained in this Agreement or any Loan Document and such failure or neglect (other than those set forth in Section 2 of Exhibit E) to perform remains in effect for a period of 10 days.

(c)           Any material portion of the Borrowers’ assets is seized, attached, subjected to a writ or distress warrant, is levied upon or comes into the possession of any judicial officer unless such action is stayed and such attachment is dismissed within 30 days.

(d)           If an event of default occurs in payment or performance of any obligation in favor of any person from whom the Borrowers have borrowed money aggregating in excess of $300,000 which would entitle the holder to accelerate repayment of the borrowed money, and such default is not waived in writing within 10 days of the occurrence of such default.

(e)           Either Borrower institutes proceedings to be adjudicated as bankrupt or insolvent, or the consent by such Borrower to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, provincial or state law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the consent by it to the filing of any such petition or to the appointment under any such law of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of such Borrower or of substantially all of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due.

(f)           If there is the entry of a decree or order by a court having jurisdiction in the premises adjudging either Borrower as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement or adjustment of or in respect of such Borrower under any applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or appointing under any such Law a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of such Borrower or of substantially all of its property, or ordering pursuant to any such Law the winding-up or liquidation of its affairs, and the continuance of any such decree, petition, appointment or order unstayed and in effect for a period of 45 consecutive days.

(g)           If any act, matter or thing is done to, or any action or proceeding is launched or taken to, terminate the corporate existence of either Borrower, whether by winding-up, surrender of charter or otherwise.

(h)           If either Borrower ceases to carry on its business or makes or proposes to make any sale of its assets in bulk or any sale of its assets out of the usual course of its business.

(i)            If any judgment or order for the payment of money in excess of $200,000 shall be rendered against either Borrower and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order, or (ii) there shall be any period of 10 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(j)           If any action is taken or power or right be exercised by any Governmental Authority which has a Material Adverse Effect on either Borrower.

(k)           If there shall occur or arise any change (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding pending or threatened litigation or otherwise), capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, or prospects of either Borrower which, in the judgment of the Agent, acting on behalf of the Purchasers, acting reasonably, has or is reasonably expected to have a Material Adverse Effect on any Borrower or on its ability to perform its obligations hereunder or under the Loan Documents.

(l)           Any representation or warranty made or deemed to be made by the Borrowers in this Agreement or any Loan Document shall proved to have been misleading in any material respect at the time that it was made.

6.2           Exercise of Remedies.  If an Event of Default has occurred and is continuing hereunder:

(a)           The Agent, acting on behalf of the Purchasers, may declare the entire unpaid Note Indebtedness, immediately due and payable, without presentment, notice or demand, all of which are hereby expressly waived by the Borrowers; and

(b)           The Agent, acting on behalf of the Purchasers, may exercise any remedy permitted by this Agreement, or the Loan Documents or at law or in equity.

6.3           Waiver of Defaults.  No Event of Default shall be waived by the Purchasers except in a writing signed by an officer of the Agent, acting on behalf of the Purchasers.  No waiver of any Event of Default shall extend to any other or further Event of Default.

7.           Debt Covenants.

7.1           General.  So long as the Notes are outstanding, each Borrower jointly and severally covenants and agrees that, until all Note Indebtedness has been paid in full, it will comply with the covenants set forth in Exhibit E attached hereto.

8.           Indemnification.

8.1           General Indemnification.  Each of the Borrowers shall jointly and severally indemnify, defend and hold each Purchaser, its affiliates and their respective officers, directors, partners (general and limited), employees, agents, attorneys successors and assigns (each a “Purchaser Entity”) harmless from and against all Losses incurred or suffered by a Purchaser Entity as a result of the breach of any of the representations and warranties, covenants or agreements made by the Borrowers in this Agreement or any of the Loan Documents, except to the extent that such Losses are the result of the gross negligence, willful misconduct or fraud of such Purchaser Entity.  Each Purchaser, severally and not jointly, shall indemnify, defend and hold the Borrowers, their respective officers, directors, employees, agents, attorneys, successors and assigns (each a “Borrower Entity”) harmless against all Losses as a result of the breach of any of the representations, warranties, covenants or agreements made by such Purchaser in this Agreement or any of the Loan Documents, except to the extent that such Losses are a result of the gross negligence, willful misconduct or fraud of such Borrower Entity.

8.2           Indemnification Principles.  For purposes of this Section 8, “Losses” shall mean each and all of the following items:  claims, losses (including, without limitation, losses of earnings), liabilities, obligations, payments, damages (actual, punitive or consequential to the extent provided in this Section 8.2), charges, judgments, fines, penalties, amounts paid in settlement, costs and expenses (including, without limitation, interest which may be imposed in connection therewith, costs and expenses of investigation, actions, suits, proceedings, demands, assessments and reasonable fees, expenses and disbursements of counsel, consultants and other experts).  Each Purchaser and the Borrowers hereby agree that Losses shall not include punitive or consequential damages except to the extent that such Losses are the result of the gross negligence, willful misconduct or fraud of the party from whom the indemnification is being sought (the “Indemnifying Party”).

8.3           Claim Notice; Right to Defend.  A party seeking indemnification (the “Indemnified Party”) under this Section 8 shall promptly upon becoming aware of the facts indicating that a claim for indemnification may be warranted, give to the Indemnifying Party a claim notice relating to such Loss (a “Claim Notice”).  Each Claim Notice shall specify the nature of the claim, the applicable provision(s) of this Agreement or other instrument under which the claim for indemnity arises, and, if possible, the amount or the estimated amount thereof.  No failure or delay in giving a Claim Notice (so long as the same is given prior to expiration of the representation or warranty upon which the claim is based) and no failure to include any specific information relating to the claim (such as the amount or estimated amount thereof) or any reference to any provision of this Agreement or other instrument under which the claim arises shall affect the obligation of the Indemnifying Party unless such failure materially and adversely prejudices the Indemnifying Party.  If such Loss relates to the commencement of any action or proceeding by a third person, the Indemnified Party shall give a Claim Notice to the Indemnifying Party regarding such action or proceeding and the Indemnifying Party shall be entitled to participate therein. After the delivery of notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such action or proceeding, the Indemnifying Party shall not be liable (except to the extent the proviso to this sentence is applicable, in which event it will be so liable) to the Indemnified Party under this Section 8 for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, provided that each Indemnified Party shall have the right to employ separate counsel to represent it and assume its defense (in which case, the Indemnifying Party shall not represent it) in the event the Indemnifying Party has not assumed the defense thereof within 10 days of receipt of notice of such claim or commencement of action, and in which case the fees and expenses of one such separate counsel shall be paid by the Indemnifying Party.  If any Indemnified Party employs such separate counsel it will not enter into any settlement agreement which is not approved by the Indemnifying Party, such approval not to be unreasonably withheld.  If the Indemnifying Party so assumes the defense thereof, it may not agree to any settlement of any such claim or action as the result of which any remedy or relief, other than monetary damages for which the Indemnifying Party shall be responsible hereunder, shall be applied to or against the Indemnified Party, without the prior written consent of the Indemnified Party which consent shall not be unreasonably withheld.  In any action hereunder as to which the Indemnifying Party has assumed the defense thereof with counsel reasonably satisfactory to the Indemnified Party, the Indemnified Party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but, except as set forth above, the Indemnifying Party shall not be obligated hereunder to reimburse the Indemnified Party for the costs thereof.

9.           Certain Definitions.  For the purposes of this Agreement the following terms will have the following meanings:

“Additional Note(s)” shall have the meaning ascribed to it in the preliminary paragraph.

“Additional Purchaser(s)” shall have the meaning ascribed to it in the preliminary paragraph.

“Additional Warrant(s)” shall have the meaning ascribed to it in the recitals.

“Affiliate(s)” shall mean, with respect to any Person, any other Person directly or indirectly controlling (including but not limited to all directors and executive officers of such Person), controlled by, or under direct or indirect common control with such Person.  A Person shall be deemed to control a corporation for the purposes of this definition if such Person possesses, directly or indirectly, the power (i) to vote 10% or more of the securities having ordinary voting power for the election of directors of such corporation or (ii) to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning ascribed to it in the preliminary paragraph.

“Borrowers” shall have the meaning ascribed to it in the preliminary paragraph.

“Borrower Entity” shall have the meaning ascribed to it in Section 8.1.

“Business Day” shall mean any day other than a Saturday, Sunday, public holiday under the Laws of the State of New York or any other day on which banking institutions are authorized to close in New York City.

“Bylaw(s)” shall have the meaning ascribed to it in Section 3.2.

“Certificate(s) of Incorporation” shall have the meaning ascribed to it in Section 3.2.

“Claim Notice” shall have the meaning ascribed to it in Section 8.3.

“Closing” shall mean each of the Initial Closing and any Subsequent Closing.

“Closing Date” shall mean each of the Initial Closing Date and any Subsequent Closing Date.

“Code” shall have the meaning ascribed to it in Section 3.17.

“Collateral” shall have the meaning ascribed to it in Section 11.18(a)

“Company Employee Plan(s)” shall have the meaning ascribed to it in Section 3.16(a).

“Common Stock” shall mean the common stock, par value $.001 per share, of the Parent.

“Consolidated” shall mean, when used with reference to any financial term in this Agreement, the aggregate for two or more Persons of the amounts signified by such term for all such Persons determined on a consolidated basis in accordance with GAAP.  Unless otherwise specified herein, references to consolidated financial statements or data of Parent includes consolidation with its subsidiaries in accordance with GAAP.

“Default” shall mean an event which, with the passage of time or giving of notice, will constitute an Event of Default.

“Environmental Laws” shall have the meaning ascribed to it in Section 3.20(a).

“ERISA” shall have the meaning ascribed to it in Section 3.16(a).

“Event of Default” shall have the meaning ascribed to it in Section 6.1.

“Exchange Act” shall have the meaning ascribed to it in Section 3.22(a).

“Financial Statements” shall have the meaning ascribed to it in Section 3.23.

“GAAP” shall mean generally accepted accounting principles for financial reporting in the United States, applied on a consistent basis.

“Governmental Authority” shall mean any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of either, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.

“Hereof”, “hereto”, “hereunder” and similar terms shall refer to this Agreement and not to any particular paragraph or provision of this Agreement.

“Indemnified Party” shall have the meaning ascribed to it in Section 8.3.

“Indemnifying Party” shall have the meaning ascribed to it in Section 8.2.

“Initial Closing” shall have the meaning ascribed to it in Section 1.5.

“Initial Closing Date” shall have the meaning ascribed to it in Section 1.5.

“Initial Closing Note(s)” shall have the meaning ascribed to it in the recitals.

“Initial Closing Warrant(s)” shall have the meaning ascribed to it in the recitals.

“Initial Purchaser(s)” shall have the meaning ascribed to it in the preliminary paragraph.

“Knowledge” shall mean with respect to each Borrower, the knowledge, after diligent investigation, of the directors, executive officers and other senior management of such Borrower and of the person or persons in such entity with responsibility for the matter with respect to which the knowledge is applicable.

“Law” shall mean any foreign, federal, state or local law, statute, rule, regulation, ordinance, code, directive, writ, injunction, decree, judgment or order applicable to the Borrowers.

“Loan Documents” shall mean the Notes, the Security Agreement, the Subordination Agreement, the Warrants and all agreements related hereto and thereto.

“Losses” shall have the meaning ascribed to it in Section 8.2.

“Lien(s)” shall mean any mortgage, deed of trust, pledge, lien, security interest, charge or other encumbrance or security arrangement of any nature whatsoever, including any conditional sale or title retention arrangement, and any assignment, deposit arrangement or lease intended as, or having the effect of, security.

“Material Adverse Effect” shall mean an effect which is materially adverse to the business, assets, properties, operations, results of operations or condition (financial or otherwise) of each of the Borrowers individually or of the Borrowers taken as a whole (excluding general economic conditions or acts of war or terrorism).

“Material Contracts” shall have the meaning ascribed to it in Section 3.10(a).

“Maturity Date” shall mean with respect to any Note, such date that is eleven (11) months following the Initial Closing Date.

“Note Indebtedness” shall mean without duplication principal, interest, fees, expenses and other charges or other indebtedness related to the Notes and indemnification obligations with respect to the Notes, whether direct or indirect, absolute or contingent, of the Borrowers to any of the Purchasers or to the Agent, acting on behalf of the Purchasers, in any manner and at any time, whether evidenced by the Notes or arising under this Agreement, due or hereafter to become due, now owing or that may be hereafter incurred by the Borrowers to, any of the Purchasers or the Agent, acting on behalf of the Purchasers, and any judgments that may hereafter be rendered on such indebtedness or any part thereof, with interest according to the rates and terms specified, or as provided by Law, and any and all consolidation, amendments, renewals, replacements, substitutions or extensions of any of the foregoing.

“Notes” shall have the meaning ascribed to it in the recitals.

“Parent” shall have the meaning ascribed to it in the preliminary paragraph.

“Permits” shall have the meaning ascribed to it in Section 3.8.

“Permitted Liens” shall mean the following: (i) mechanics’, materialmen’s or similar inchoate Liens arising or incurred in the ordinary course of business relating to liabilities not yet due and payable; (ii) Liens for current taxes not yet delinquent, or the validity of which is being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing foreclosure or enforcement of such Liens and where adequate reserves are established and maintained in accordance with generally accepted accounting principles; (iii) Liens or pledges in connection with workmen’s compensation, unemployment insurance or other social security obligations; (iv) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of alike nature incurred in the ordinary course of business, (v) Liens in favor of the Senior Lenders, and (vi) the following Liens evidenced by UCC-1 filings (1) Lien in favor of CIT Bank regarding all computer equipment and peripherals referenced in the Loan Agreement #007139097-005 dated August 24, 2005, and secured by UCC-1 filing number 52719061, (2) Lien in favor of Susquehanna Patriot Commercial Leasing Corp regarding all personal property and/or equipment, and fixtures, which is the subject of the Equipment Lease Agreement number 22453001 and secured by UCC-1 filing number 53947794 and 60763821, and (3) Lien in favor of Coactiv Capital Partners LLC regarding all personal property and/or equipment, and fixtures, which is the subject of the Equipment Lease Agreement number 22453002 and secured by UCC-1 filing number 60768762 and 72950326.

“Person” shall mean an individual, corporation, limited liability company, partnership, trust, incorporated or unincorporated organization, joint venture, joint stock company, or a government or any agency or political subdivision thereof or other entity of any kind.

“Proprietary Rights” shall have the meaning ascribed to it in Section 3.9.

“Purchasers” shall have the meaning ascribed to it in the preliminary paragraph.

“Purchaser Entity” shall have the meaning ascribed to it in Section 8.1.

“SEC” shall have the meaning ascribed to it in Section 3.22(a).

“SEC Reports” shall have the meaning ascribed to it in Section 3.22(a).

“Securities Act” shall have the meaning ascribed to it in Section 3.19.

“Security Agreement” shall have the meaning ascribed to it in Section 2.2.

“Senior Credit Agreement” shall have the meaning ascribed to it in Section 2.3.

“Senior Credit Facility” shall mean, at any time, the credit facility evidencing Senior Indebtedness.

“Senior Indebtedness” means indebtedness under the Senior Credit Agreement, indebtedness under any future Senior Credit Facility approved by the Agent, acting on behalf of the Purchasers, and all indebtedness under the Wistron Agreement.

“Senior Lender” means each holder of Senior Indebtedness.

“Subordination Agreement” shall have the meaning ascribed to it in Section 2.3.

“Subsidiary” shall have the meaning ascribed to it in the preliminary paragraph.

“Subsequent Closing(s)” shall have the meaning ascribed to it in Section 1.6.

“Subsequent Closing Date” shall have the meaning ascribed to it in Section 1.6.

“Warrant Exercise Price” shall mean $0.27.

“Warrants” shall have the meaning ascribed to it in the recitals.

“Wistron Agreement” Turnkey Design and Manufacturing Agreement, dated July 1, 2003, by and between the Subsidiary and Wistron Corporation.

10.           Post-Closing Covenants.

10.1           Filing of Financing Statements.  The Parent shall have filed, within 5 days of the Initial Closing Date, appropriately completed and duly executed financing statements on Form UCC-1 with respect to the Collateral, each to be filed, with respect to the Borrowers with the Secretary of State of the State of Delaware, in form and substance reasonably satisfactory to the Agent, acting on behalf of the Purchasers, and shall provide evidence to the Agent, acting on behalf of the Purchasers, of such filing.

11.           Miscellaneous.

11.1           Survival of Representations and Warranties.  The representations and warranties of the Borrowers and Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Loan Documents.

11.2           Successors and Assigns.  Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any the Notes and the Warrants).  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.3           Governing Law.  This Agreement and the Loan Documents shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York, excluding the application of any conflicts of laws principles which would require the application of the Laws of another state.  Each of the parties hereto hereby irrevocably consents to the (non-exclusive) jurisdiction of the courts of the State of New York and of any Federal court located therein in connection with any suit, action or other proceeding arising out of or relating to this Agreement or the Loan Documents and waives any objection to venue in the State of New York.

11.4           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.5           Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.6           Notices.  All notices and other communications required or permitted hereunder shall be in writing.  Notices shall be delivered personally, via recognized overnight courier (such as Federal Express, DHL or Airborne Express) or via certified or registered mail.  Notices may be delivered via facsimile or e-mail, provided that by no later than two days thereafter such notice is confirmed in writing and sent via one of the methods described in the previous sentence.  Notices shall be addressed as follows:

(a)           if to an Initial Purchaser, to such Initial Purchaser’s address set forth on Schedule I hereto; or at such other address or facsimile number as such Initial Purchaser shall have furnished to the Parent in writing; or

(b)           if to an Additional Purchaser, to such Additional Purchaser’s address set forth on Schedule II hereto, or at such other address or facsimile number as such Additional Purchaser shall have furnished to the Parent in writing; or

(c)           if to the Agent, to Phoenix Venture Fund LLC, 110 East 59th Street, Suite 1901, New York, NY 10022, facsimile number (212) 319-4970, Attention: Philip S. Sassower, or at such other address or facsimile number as such Additional Purchaser shall have furnished to the Parent in writing; or

(d)           if to the Borrowers, to Xplore Technologies Corp., 14000 Summit Drive, Suite 900, Austin, Texas 78728, facsimile number (512) 336-7791, Attention: Michael J. Rapisand, or at such other address or facsimile number as the Parent shall have furnished in writing to the Agent, acting on behalf of the Purchasers.

All notices shall be effective upon receipt.

11.7           Expenses.  The Borrowers shall pay all reasonable legal fees and expenses incurred by each Purchaser in connection with this Agreement and the transactions contemplated herein whether or not a Closing occurs.

11.8           Consents, Amendments and Waivers. Subject to Section 11.18 hereof, any term of this Agreement may be amended, and the observance of any term hereof may be waived (either generally or in a particular instance), only with the written consent of the Agent, acting on behalf of the Purchasers, and the Borrowers.  Any amendment or waiver effected in accordance with this Section 11.8 shall be binding upon each of the parties hereto.

11.9           Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the greatest extent possible to carry out the intentions of the parties hereto.

11.10         Entire Agreement.  Each party hereby acknowledges that no other party or any other person or entity has made any promises, warranties, understandings or representations whatsoever, express or implied, not contained in this Agreement and the Loan Documents and acknowledges that it has not executed this Agreement or the Loan Documents in reliance upon any such promises, representations, understandings or warranties not contained herein or therein and that this Agreement and the Loan Documents supersede all prior agreements and understandings between the parties with respect thereto.  There are no promises, covenants or undertakings other than those expressly set forth or provided for in this Agreement and the Loan Documents.

11.11         Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such nonbreaching or nondefaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

11.12         Facsimile and E-Mail Signatures.  Any signature page delivered by a fax machine or email shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto.  Any party who delivers such a signature page agrees to deliver promptly an original counterpart to each party to whom the faxed or emailed signature page was sent.

11.13         Other Remedies.  In addition to those remedies specifically set forth herein and in the Loan Documents, if any, each party may proceed to protect and enforce its rights under this Agreement and the Loan Documents either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement or in the Loan Documents.  No right or remedy conferred upon or reserved to any party under this Agreement or the Loan Documents is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to every other right and remedy given under this Agreement and the Loan Documents or now and hereafter existing under applicable Law.

11.14         Further Assurances.  At any time or from time to time after any Closing, the Borrowers, on the one hand, and the Purchasers, on the other hand, agree to cooperate with each other, and at the request of the other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby relating to the purchase contemplated herein and to otherwise carry out the intent of the parties hereunder.

11.15         Exchanges; Lost, Stolen or Mutilated Notes and Warrants.  Upon surrender by any Purchaser to the Borrowers of any Note or Warrant, the Borrowers at their expense shall issue in exchange therefor, and deliver to such Purchaser, a replacement Note, or Warrant. Upon receipt of evidence satisfactory to the Borrowers of the loss, theft, destruction or mutilation of any Note or Warrant and in case of any such loss, theft or destruction, upon delivery of an indemnity agreement, satisfactory to the Borrowers, or in case of any such mutilation, upon surrender and cancellation of such Note or Warrant, the Borrowers shall issue and deliver to such Purchaser a new Note or Warrant of like tenor, in lieu of such lost, stolen or mutilated Note or Warrant.

11.16       Termination.  This Agreement may be terminated at any time prior to the Initial Closing by mutual agreement of the Borrowers and all Initial Purchasers set forth in writing.

11.17       Pro Rata.  Each Purchaser agrees that, for the benefit of the other Purchasers, any proceeds received by such Purchaser as a result of the exercise of rights and remedies under this Agreement will be divided, pro rata, among all Purchasers.

11.18	Appointment and Authorization of Phoenix Venture Fund LLC as Agent

(a)           Appointment.  Each Purchaser hereby irrevocably appoints and authorizes the Agent to (i) be its attorney in its name and on its behalf to exercise all rights and powers granted to the Purchasers, and/or the Agent, acting on behalf of the Purchasers, under this Agreement and the Loan Documents, together with such powers as are reasonably incidental thereto (including entering into any amendment, waiver or modification subject to Section

11.18(b)), and (ii) to hold, dispose, or otherwise deal with the Collateral (as defined in the Security Agreement) for its own benefit and the pro rata benefit of the Purchasers, subject to the terms and conditions of the obligations of the Agent as provided in this Agreement and in the Loan Documents.

(b)           Exceptions to General Appointment.  Notwithstanding anything to the contrary contained herein, the Agent and the Borrowers shall not, without the prior written consent and approval of the Purchasers holding at least 51% of the aggregate principal amount of the Notes then outstanding (the "Majority Purchasers"), amend, modify, terminate or obtain a waiver of any provision of this Agreement, or any other Loan Document which will have the effect of (i) reducing the principal amount of any Notes or of any payment required to be made to the holders thereof, or modifying the terms of a payment or prepayment thereof or (ii) reducing the rate or extending the time for payment of principal or interest under any Notes or (iii) releasing any Collateral.

(c)           No Action.  The Agent shall be fully justified in failing or refusing to take any action under this Agreement, any other Loan Document or any other related document or any other document or instrument referred to or provided for herein or therein unless it shall first receive such advice or concurrence of the Majority Purchasers as it deems appropriate, or it shall first be indemnified to its satisfaction by the Purchasers against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.  The Agent shall in all cases be fully protected from the Purchasers in acting, or in refraining from acting, under this Agreement, any other Loan Document or any other related document or any other document or instrument referred to or provided for herein or therein in accordance with  request of the Majority Purchasers, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Purchasers and all future holders of the Notes.

(d)           No Fiduciary Relationship, Limitation of Responsibility.  Notwithstanding any provision to the contrary elsewhere in this Agreement or any other Loan Document, the Agent shall not have any duties or responsibilities, except those expressly set forth herein or therein, or any fiduciary relationship with any Purchaser, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement, any other Loan Document or any other related document or otherwise exist against the Agent.  The Agent (which term shall include its affiliates and its own and its affiliates' officers, directors, partners, shareholders, employees and agents) shall not be responsible to the Purchasers for (i) any statements, representations or warranties contained in this Agreement or any Loan Document or for the failure by a Borrower or any other party to perform its obligations hereunder or thereunder and shall not by reason of this Agreement or any other Loan Document be a trustee for any Purchaser, (ii) any action taken or omitted to be taken by it hereunder or under any other Loan Document or under any other document or instrument referred to or provided for herein or therein or in connection herewith or therewith, except for its own gross negligence or willful misconduct or (iii) any recitals, statements, representations or warranties made by a Borrower or any officer or official of a Borrower or any other party contained in this Agreement, any other Loan Document or any other related document, or in any certificate or other document or instrument referred to or provided for in, or received by any of them under, this Agreement, any Loan Document, or any other related document, or for the value, legality, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement, any Loan Document, or any other related document or any other document or instrument referred to or provided for herein or therein, for the perfection or priority of any lien security for the Notes or for any failure by a Borrower to perform any of its obligations hereunder or thereunder.  The Agent shall not be under any obligation to any Purchaser to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement, any other Loan Document or any other related document or any other document or instrument referred to or provided for herein or therein, or to inspect the properties, books or records of the a Borrower.

(e)           Reliance.  As between the Purchasers and the Agent, the Agent shall be entitled to rely, and shall be fully protected in relying upon any promissory note, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper person(s), organization(s) or entity or entities and upon advice and statements of legal counsel (including, without limitation, counsel to the Borrowers or any of them), independent accountants and other experts selected by the Agent.  The Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment or transfer thereof shall have been filed with the Agent.

(f)           Knowledge of Events of Default.  The Agent shall not be deemed to have knowledge or notice of the occurrence of any Event of Default unless the Agent has received notice from a Purchaser or a Borrower referring to this Agreement, or a Loan Document, describing such Event of Default and stating that such notice is a "notice of default".  In the event that the Agent receives such a notice, the Agent shall give notice thereof to the Purchasers.

(g)           Acknowledgments, Representations and Warranties of Purchasers to Agent.  Each Purchaser expressly acknowledges that neither the Agent nor any of its officers, directors, partners, shareholders, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by the Agent hereafter taken, including any review of the affairs of the Borrowers or any affiliate of the Borrowers, shall be deemed to constitute any representation or warranty by the Agent to any Purchaser.  Each Purchaser represents to the Agent that it has, independently and without reliance upon the Agent or any other Purchaser, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Borrowers and their affiliates and made its own decision to purchase the Notes hereunder and enter into this Agreement.  Each Purchaser also represents that it shall, independently and without reliance upon the Agent or any other Purchaser, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement or any other Loan Document or any other related document and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Borrowers and their affiliates.  Except for notices, reports and other documents expressly required to be furnished to the Purchasers by the Agent hereunder and under the Loan Documents, the Agent shall have no duty or responsibility to provide any Purchaser with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Borrowers or any affiliate of the Borrowers which may come into the possession of the Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.

(h)           Purchasers Indemnification.  The Purchasers agree to indemnify the Agent in its capacity as such (to the extent not reimbursed by the Borrowers and without limiting the obligation of the Borrowers to do so), ratably in accordance with the aggregate principal amount of the Notes held by the Purchasers for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever that may be imposed on, incurred by or asserted against the Agent in its capacity as such (including by any Purchaser) arising out of or by reason of any investigation in or in any way relating to or arising out of this Agreement or any other Loan Document provided, that no Purchaser shall be liable for any of the foregoing to the extent they arise from the gross negligence or willful misconduct of the party to be indemnified.  The agreements in this Section 11.18 shall survive the payment of the Notes and all other amounts payable hereunder.

(i)           Agent in its Individual Capacity, and not as Agent.  The Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Borrowers as though the Agent were not the Agent.  With respect to its Notes purchased hereunder the Agent shall have the same rights and powers under this Agreement, the Loan Documents and any related document as any Purchaser and may exercise the same as though it were not the Agent, and the terms "Purchaser" and "Purchasers" shall include the Agent in its individual capacity.

(j)           Agent’s Ability to Employ Agents and Attorneys-in-Fact.  The Agent may employ agents and attorneys-in-fact and shall not be responsible, except as to money or securities received by it or its authorized agents, for the negligence or misconduct of any such agents or attorneys-in-fact selected and monitored by it with reasonable care.

(k)           Resignation of Agent.  The Agent may resign as Agent upon 30 days' written notice to the Purchasers and the Borrowers.  If the Agent shall resign as Agent under this Agreement and the Loan Documents, then the Majority Purchasers shall appoint from among the Purchasers or their affiliates a successor agent for the Purchasers, which successor agent shall (unless an Event of Default shall have occurred and be continuing) be approved by the Borrowers (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Agent, and the term "Agent" shall mean such successor agent effective upon such appointment and approval, and the former Agent's rights, powers and duties as Agent shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement, the Loan Document or any holders of the Notes.  If no successor agent has accepted appointment as Agent by the date that is 30 days following a retiring Agent's notice of resignation, the retiring Agent's resignation shall nevertheless thereupon become effective and the Purchasers (taking actions by approval of the Majority Purchasers) shall assume and perform all of the duties of the Agent hereunder until such time, if any, as the Purchasers appoint a successor agent as provided for above.  After any retiring Agent's resignation as Agent, the provisions of this Section 11.18 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the Loan Documents.

(l)           Borrower’s Ability to Rely on Agent’s Authority. The Borrowers shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by Agent pursuant to this Agreement or the Loan Documents, and the

Borrowers shall generally be entitled to deal with Agent with respect to matters under this Agreement or the Loan Documents which Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of Agent to act on behalf of the Purchasers and without any liability whatsoever to the Purchasers for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by Agent, notwithstanding any lack of authority of Agent to provide the same.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

The Borrowers: XPLORE TECHNOLOGIES CORP.
By:	/s/ Michael J. Rapisand
Name: Michael J. Rapisand Title: Chief Financial Officer

XPLORE TECHNOLOGIES CORPORATION OF AMERICA
By:	/s/ Michael J. Rapisand
Name: Michael J. Rapisand Title: Chief Financial Officer

Signature Page to Note Purchase Agreement

The Initial Purchasers: PHOENIX VENTURE FUND LLC By: SG Phoenix Ventures LLC, its Managing Member
By:	/s/ Philip S. Sassower
Name: Philip S. Sassower Title: Member

Signature Page to Note Purchase Agreement

The Additional Purchasers:

Signature Page to Note Purchase Agreement

Schedule I

NAME AND ADDRESS OF INITIAL PURCHASERS	INITIAL CLOSING NOTE PURCHASE PRICE	NUMBER OF INITIAL CLOSING WARRANT SHARES
Phoenix Venture Fund LLC 110 East 59th Street Suite 1901 New York, NY 10022 facsimile number (212) 319-4970 Attention: Philip S. Sassower	$1,000,000.00	3,703,704

Total	$1,000,000.00	3,703,704

Schedule II

NAME AND ADDRESS OF ADDITIONAL PURCHASERS	ADDITIONAL NOTE PURCHASE PRICE	NUMBER OF ADDITIONAL CLOSING WARRANT SHARES
$

Total

EXHIBIT E

Debt Covenants

1.           Affirmative Covenants.

1.1           Taxes.  The Borrowers shall file all tax returns and pay or make adequate provision for the payment of all taxes, assessments and other charges on or prior to the date when due.

1.2           Notice of Litigation.  The Parent shall promptly notify the Agent, acting on behalf of the Purchasers, in writing of any litigation, suit or administrative proceeding which may materially and adversely affect the Collateral or any Borrower’s business, assets, operations, prospects or condition, financial or otherwise, whether or not the claim is covered by insurance.

1.3           Change In Location.  The Parent shall notify the Agent, acting on behalf of the Purchasers, in writing 45 days prior to any change in the location of either Borrower’s chief executive office or the location of any Collateral, or a Borrower’s opening or closing of any other place of business.

1.4           Corporate Existence.  Each Borrower shall maintain its corporate existence and its qualification to do business and good standing in all states necessary for the conduct of its business and the ownership of its property and maintain adequate assets, trademarks, copyrights, licenses and patents, for the conduct of its business.

1.5           Labor Disputes.  The Parent shall promptly notify the Agent, acting on behalf of the Purchasers, in writing of any material labor dispute to which a Borrower is or may become subject and the expiration of any labor contract to which a Borrower is a party or bound.

1.6           Violations of Law.  The Parent shall promptly notify the Agent, acting on behalf of the Purchasers, in writing of any violation of any Law of any Governmental Authority, or of any agency thereof, applicable to a Borrower which may materially and adversely affect the Collateral or any Borrower’s  business, assets, prospects, operations or condition, financial or otherwise.

1.7           Defaults.  The Parent shall notify the Agent, acting on behalf of the Purchasers, in writing within five Business Days of the occurrence of a Borrower’s default under any note, indenture, loan agreement, mortgage, lease or other agreement to which such Borrower is a party or by which such Borrower is bound that is material to its business, assets, prospects, operations or condition, financial or otherwise, or any other default under any indebtedness.

1.8           Capital Expenditures.  The Parent shall promptly notify the Agent, acting on behalf of the Purchasers, in writing of any Capital Expenditure materially affecting a Borrower’s business, assets, prospects, operations or condition, financial or otherwise.

1.9           Books and Records.  Each Borrower shall keep adequate records and books of account with respect to such Borrower’s business activities in which proper entries are made in accordance with GAAP, reflecting all of such Borrower’s financial transactions.

1.10           Financial Statements.  The Parent shall furnish to the Agent, acting on behalf of the Purchasers:

(a)           As soon as practicable, and in any event within two (2) days of the date of filing thereof by the Parent with the SEC pursuant to the Parent’s reporting requirements under the Exchange Act, the Parent shall furnish to the Agent, acting on behalf of the Purchasers, Consolidated statements of income, cash flows and changes in stockholders’ equity of the Borrowers for such fiscal year and a Consolidated balance sheet of the Borrowers as of the close of such fiscal year, and notes to each, all in reasonable detail, setting forth in comparative form the corresponding figures for the preceding calendar year; and

(b)           As soon as practicable, and in any event within two (2) days of the date of filing thereof by the Parent with the SEC pursuant to the Parent’s reporting requirements under the Exchange Act, the Parent shall furnish to the Agent, acting on behalf of the Purchasers, unaudited Consolidated statements of income and cash flows of the Borrowers for such fiscal quarter and for the period from the beginning of such fiscal year to the end of such fiscal quarter and an unaudited Consolidated balance sheet of the Borrowers as of the close of such fiscal quarter, all in reasonable detail, setting forth in comparative form the corresponding figures for the same periods or as of the same date during the preceding fiscal year.

1.11           Further Information; Further Assurances.  The Parent shall, with reasonable promptness, provide to the Agent, acting on behalf of the Purchasers, such further assurances and additional information, reports and statements respecting each Borrowers’ business, operations, properties and financial condition as the Agent, acting on behalf of the Purchasers, may from time to time reasonably request.

1.2           Negative Covenants.

Each Borrower covenants and agrees that until all Note Indebtedness has been paid in full, it will not do any of the following without the consent of the Agent, acting on behalf of the Purchasers:

(a)            merge or consolidate with another corporation or entity;

(b)           acquire any assets, except in the ordinary course of business;

(c)           enter into any other transaction outside the ordinary course of business;

(d)           sell or transfer any Collateral, except for the sale of finished Inventory in the ordinary course of such Borrower’s business, the grant of non-exclusive licenses and similar arrangements for the use of property of such Borrower in the ordinary course of business, and the sale of obsolete or unneeded Equipment in the ordinary course of such Borrower’s business;

(e)           sell any Inventory on a sale-or-return, guaranteed sale, consignment, or other contingent basis;

(f)           make any loans of any money or other assets to any Person except for intercompany loans between the Borrowers;

(g)            incur any debts, other than debts in the ordinary course of business which would not reasonably be expected to have in a Material Adverse Effect;

(h)           guarantee or otherwise become liable with respect to the obligations of another party or entity, other than Permitted Liens;

(i)           redeem, retire, purchase or otherwise acquire, directly or indirectly, any of such Borrower’s stock;

(j)            engage, directly or indirectly, in any business other than the businesses currently engaged in by such Borrower or reasonably related thereto;

(k)           pay or declare any dividends on such Borrower’s stock (except for dividends payable solely in stock of such Borrower); or

(l)           dissolve or elect to dissolve.

EXHIBIT D

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND SUCH NOTE MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE ACT AND THE RULES AND REGULATIONS THEREUNDER AND SUCH APPLICABLE STATE SECURITIES LAWS.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATE IN THE MANNER AND TO THE EXTENT SET FORTH IN THAT CERTAIN SUBORDINATION AGREEMENT DATED AS OF SEPTEMBER 5, 2008, AS AMENDED (THE "SUBORDINATION AGREEMENT") BY AND AMONG XPLORE TECHNOLOGIES CORP. (THE “PARENT”) AND XPLORE TECHNOLOGIES CORPORATION OF AMERICA (THE “SUBSIDIARY, COLLECTIVELY WITH THE PARENT, THE "BORROWERS"), PHOENIX VENTURE FUND LLC, AS AGENT, AND SILICON VALLEY BANK (THE "SENIOR LENDER"), TO THE INDEBTEDNESS (INCLUDING INTEREST) OWED BY THE BORROWERS PURSUANT TO THAT CERTAIN LOAN AND SECURITY AGREEMENT DATED AS OF SEPTEMBER 15, 2005 (THE "LOAN AGREEMENT"), BY AND AMONG THE SUBSIDIARY AND THE SENIOR LENDER, AS SUCH LOAN AGREEMENT HAS BEEN AND HEREAFTER MAY BE AMENDED, SUPPLEMENTED, RESTATED OR OTHERWISE MODIFIED FROM TIME TO TIME.

SECURED SUBORDINATED PROMISSORY NOTE

$[ ]	September [ ], 2008

FOR VALUE RECEIVED, the undersigned, Xplore Technologies Corp., a Delaware corporation, (the “Parent”) and Xplore Technologies Corporation of America, a Delaware corporation and a wholly-owned subsidiary of the Parent (the “Subsidiary” and collectively with the Parent, the "Borrowers"), promises to pay to [    ] (the "Holder"), the principal sum of [    ] ($[   ]) with interest on the unpaid balance from the date hereof, at the rate of 10% per annum on the unpaid principal amount, in lawful money of the United States of America or as otherwise provided in Section 3 hereof, at c/o [   ], or at such other place as the Holder may designate in writing. This Note is one of the secured subordinated promissory notes (collectively, the "Notes") referred to in, and purchased pursuant to, the Note Purchase Agreement dated September 5, 2008, among the Borrowers and the Purchasers named therein (the “Note Purchase Agreement”) and evidences a borrowing from the Holder by the Borrowers under the Note Purchase Agreement.  The obligations of the Borrowers under this Note are secured as provided in the Note Purchase Agreement and the Loan Documents.

1.           Maturity Date.  The principal of this Note, together will all unpaid interest and any other fees or expenses otherwise due and owed to the Holder under the Note Purchase Agreement, shall be due and payable on August 5, 2009 (the “Maturity Date”). The Borrowers may prepay the Note in whole or in part, at any time prior to the Maturity Date, without penalty.

2.           Pro-Rata Payment.  If the Borrowers are not able to pay to the holders of the Notes the full amounts due at any time when payments under the Notes become due and payable by the Borrowers, either on the Maturity Date or upon the occurrence of an Event of Default, or upon prepayment at the option of the Borrowers, the holders of the Notes shall share ratably in any distribution of the Borrowers pro rata in proportion to the respective principal amounts of each such holder’s Notes.

3.           Payment of Interest.

(a)           Interest on the unpaid principal amount of this Note shall be due and payable quarterly on December 31, March 31, June 30 and September 30 of each calendar year the Note is outstanding commencing on December 31, 2008 and ending with a final partial quarterly interest payment on the Maturity Date in cash or, at the option of the Parent, in shares of the Parent’s Common Stock at 75% of the then current market price of such Common Stock on the interest payment date. For purposes hereof, the term then current market price means the volume weighted average trading price, as traded on the OTC Bulletin Board, for the five (5) trading days prior to the applicable interest payment date.

(b)           All computations of interest payable hereunder shall be made on the basis of the actual number of days in the period for which such interest is payable and a year of 365 or 366 days, as applicable.

(c)           Notwithstanding any other provision of this Note, to the extent permitted by applicable law, interest shall be due and payable on any overdue installment of principal or interest on this Note (including amounts due and unpaid upon any acceleration of this Note) at a rate equal to the lesser of (i) fourteen percent (14%) and (ii) the maximum rate permitted by applicable law (the “Maximum Rate”).

4.           Event of Default; Remedies.  Upon the occurrence and during the continuance of an Event of Default, this Note may be accelerated in the manner described in the Note Purchase Agreement and the Holder and the Agent shall have all of the rights and remedies provided in the Note Purchase Agreement and the Loan Documents.

5.           Waiver of Certain Rights.  Subject to any applicable notice periods, all parties to this Note, including Borrowers and any sureties, endorsers, or guarantors, hereby waive protest, presentment, notice of dishonor, and notice of acceleration of maturity and agree to continue to remain bound for the payment of principal, interest and all other sums due under this Note notwithstanding any change or changes by way of release, surrender, exchange, modification or substitution of any security for this Note or by way of any extension or extensions of time for the payment of principal and interest; and all such parties waive all and every kind of notice of such change or changes and agree that the same may be without notice or consent of any of them.

2

6.           Enforcement.  The Holder may enforce this Note as described in the Note Purchase Agreement.

7.           Subordination.  Repayment of this Note shall be subordinated to the extent and in the manner set forth in the Subordination Agreement.

8.           Security.  This Note is entitled to the benefits, granted to the Agent on behalf of the Purchasers, set forth in the Security Agreement.

9.           Definitions.   Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Note Purchase Agreement.

10.           Miscellaneous.  The following general provisions apply:

(a)           This Note, and the obligations and rights of the Borrowers and the Holder hereunder, shall be binding upon and inure to the benefit of the Borrowers, the Holder, and their respective heirs, personal representatives, successors and assigns.

(b)           All notices, requests, consents and demands hereunder shall be made in writing in the manner described in the Note Purchase Agreement.

(c)           Whenever possible, each provision of this Note will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Note will be reformed, construed and enforced in such jurisdiction to the greatest extent possible to carry out the intentions of the parties hereto.

(d)           This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York.  Each of the parties hereto hereby irrevocably consents to the (non-exclusive) jurisdiction of the courts of the State of New York and of any Federal court located therein in connection with any suit, action or other proceeding arising out of or relating to this Note and waives any objection to venue in the State of New York.

(e)           Subject to the Subordination Agreement, recourse under this Note shall be solely as provided in the Note Purchase Agreement and the Loan Documents and in no event to the officers, directors or shareholders of the Borrowers.

(f)           No provision in this Note, or in any instrument or any other document evidencing the obligations hereunder, executed by the Borrowers or any guarantor, endorser or other party now or hereafter becoming liable for payment of this Note, shall require the payment or permit the collection of interest in excess of the Maximum Rate.  If any excess of interest in such respect is provided for herein or in any such instrument, or other document, the provisions of this paragraph shall govern, and neither of the Borrowers nor any guarantor, endorser or other party shall be obligated to pay the amount of such interest to the extent that it is in excess of the Maximum Rate.

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The intention of the Borrowers and the Holder being to conform strictly to any applicable federal or state usury laws now in force, all promissory notes, instruments and other documents executed by the Borrowers or any guarantor, endorser or other party evidencing the obligations under this Note shall be held subject to reduction to the amount allowed under said usury laws as now or hereafter construed by the courts having jurisdiction.

Signature on the following page

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IN WITNESS WHEREOF, each Borrower has caused this instrument to be executed in its corporate name by a duly authorized officer, by order of its Board of Directors as of the day and year first above written.

XPLORE TECHNOLOGIES CORP.
By:
Name: Title:

XPLORE TECHNOLOGIES CORPORATION OF AMERICA
By:
Name: Title:

EXHIBIT E

THIS SECURITY AND THE SHARES OF COMMON STOCK WHICH MAY BE PURCHASED UPON THE EXERCISE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION AND REGISTRATION UNDER APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM UNDER THE ACT AND THE RULES AND REGULATIONS THEREUNDER AND SUCH APPLICABLE STATE SECURITIES LAWS.

WARRANT TO PURCHASE
SHARES OF
COMMON STOCK OF
XPLORE TECHNOLOGIES CORP.

No.: [ ]	Number of Warrant Shares: [ ]
Date of Issuance: [ ], 2008

FOR VALUE RECEIVED, subject to the provisions hereinafter set forth, the undersigned, Xplore Technologies Corp., a corporation incorporated under the laws of the State of Delaware (together with its successors and assigns, the “Issuer”), hereby certifies that [   ] or its registered assigns is entitled to subscribe for and purchase, during the period specified in this Warrant, up to [   ] shares of Common Stock of the duly authorized, validly issued, fully paid and nonassessable shares of Common Stock of the Issuer, at an exercise price per share equal to the Warrant Price then in effect, subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

This Warrant is issued pursuant to the terms of a Note Purchase Agreement dated September 5, 2008, among the Issuer, Xplore Technologies Corporation of America, a Delaware corporation and a wholly-owned Subsidiary of Issuer, and the purchasers listed on Schedule I and Schedule II thereto (the “NPA”).

Capitalized terms used in this Warrant and not otherwise defined herein shall have the respective meanings specified in Section 8 hereof.

1.           Expiration Date. This Warrant shall expire at 5:00 p.m. (Austin, Texas time) on September 5, 2011 (the “Expiration Date”).  On the Expiration Date, all rights of the Holder to purchase Common Stock pursuant to this Warrant shall immediately terminate.

2.           Method of Exercise; Issuance of New Warrant; Transfer and Exchange.

(a)           Time of Exercise.  The purchase rights represented by this Warrant may be exercised by the Holder, in whole or in part prior to the Expiration Date, as follows:

(i)           Twenty-five percent (25%) of the Warrant Shares shall vest as of the date hereof; and

(ii)           Seventy-five percent (75%) of the Warrant Shares shall vest in equal monthly periods with the first period beginning October 5, 2008 and the last period ending on the Maturity Date, provided, however, that if all obligations due under the secured subordinated promissory note purchased by the holder of this Warrant pursuant to the NPA are satisfied in full prior to the Maturity Date, the Warrant Shares will cease vesting as of the date that such obligations were satisfied in full.

(b)           Method of Exercise.  The Holder hereof may exercise this Warrant, in whole or in part, at any time with respect to the Warrant Shares then vested, by the surrender of this Warrant, with the exercise form in the form attached hereto as Exhibit A, duly executed, at the principal office of the Issuer, and by the payment to the Issuer of an amount of consideration therefor equal to the Warrant Price in effect on the date of such exercise multiplied by the number of Warrant Shares with respect to which this Warrant is then being exercised. Payment may be made by (i) certified check payable to the Issuer's order or (ii) wire transfer of funds to the Issuer.

(c)           Net Issue Election.  The Holder may elect to receive, without the payment by the Holder of any additional consideration, shares equal to the value of this Warrant or any portion hereof by the surrender of this Warrant or such portion, together with a duly executed notice of exercise in the form attached hereto as Exhibit B, at the principal office of the Issuer.  Thereupon, the Issuer shall issue to the Holder such number of shares of Common Stock as is computed using the following formula:

X = Y (A-B)
A
Where

X =	the number of shares of Common Stock to be issued to the Holder pursuant to this Section 2(c).

Y =	the number of shares of Common Stock covered by this Warrant in respect of which the net issue election is made pursuant to this Section 2(c).

A =	the Per Share Market Value one share of Common Stock as at the time the net issue election is made pursuant to this Section 2(c).

B =	the Exercise Price in effect under this Warrant at the time the net issue election is made pursuant to this Section 2(c).

(d)           Issuance of Common Stock Certificates.  In the event of any exercise of the rights represented by this Warrant in accordance with and subject to the terms and conditions hereof, (i) certificates for the Warrant Shares so purchased shall be dated the date of such exercise and delivered to the Holder hereof within a reasonable time, not exceeding three Trading Days after such exercise, and the Holder hereof shall be deemed for all purposes to be the Holder of the Warrant Shares so purchased as of the date of such exercise, and (ii) unless this

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Warrant has expired, a new Warrant representing the number of Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereof at the Issuer’s expense within such time.

(e)           Transferability of Warrant.  Subject to Section 2(f), this Warrant may be transferred by a Holder without the consent of the Issuer, subject to applicable law and the right of the Issuer to require that the transferee be an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act. If transferred pursuant to this paragraph and subject to the provisions of subsection (f) of this Section 2, this Warrant may be transferred on the books of the Issuer by the Holder hereof, upon surrender of this Warrant at the principal office of the Issuer, properly endorsed by the Holder executing an assignment in the form attached hereto. This Warrant is exchangeable at the principal office of the Issuer for Warrants for the purchase of the same aggregate number of Warrant Shares.

(f)           Compliance with Securities Laws.

(i)           The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant is being acquired by the Holder as principal and solely for the Holder’s own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell, pledge or otherwise dispose of this Warrant except pursuant to an effective registration statement under the Securities Act, or an opinion of counsel in a form reasonably satisfactory to the Issuer that such registration is not required under the Securities Act, and in accordance with the rules and regulations of all applicable securities laws.

(ii)           The Holder acknowledges and agrees that it will comply with all applicable stock exchange or quotation system rules and any applicable securities legislation, orders, rules or policy statements concerning the purchase of Warrant Shares. All certificates representing Warrant Shares issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE CORPORATION THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS.

3.           Shares Fully Paid; Covenants; Loss of Warrants.

(a)           Shares Fully Paid.  The Issuer represents, warrants, covenants and agrees that all Warrant Shares which may be issued upon the exercise of this Warrant in accordance with the terms hereof will, at the time of issuance, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by Issuer. The Issuer further covenants and agrees that during the period within which this Warrant may be exercised, the

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Issuer will at all times have authorized and reserved for the purpose of the issue upon exercise of this Warrant a sufficient number of shares of Common Stock to provide for the exercise of this Warrant.

(b)           Covenants.  The Issuer shall not by any action including, without limitation, amending the Articles of the Issuer, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be reasonably necessary or appropriate to protect the rights of the Holder hereof against dilution (but only to the extent specifically provided in Section 4 hereof) or impairment. Without limiting the generality of the foregoing, the Issuer will (i) take all such action as may be reasonably necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of any liens, claims, encumbrances and restrictions (other than such restrictions as are expressly set forth herein and subject to applicable securities laws) upon the exercise of this Warrant; and (ii) use its reasonable best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Issuer to perform its obligations under this Warrant.

(c)           Loss, Theft, Destruction of Warrants.  Upon receipt of evidence reasonably satisfactory to the Issuer of the ownership of and the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Issuer or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same number of shares of Common Stock.

4.           Adjustment of Warrant Price.  The Warrant Price and kind of Securities purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a)           Recapitalization; Reorganization; Reclassification; Consolidation; Merger or Sale.

(i)           In case the Issuer at any time prior to the Expiration Date shall do any of the following (each, a “Triggering Event”):  (A) consolidate with or merge into any other Person and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, or (B) permit any other Person to consolidate with or merge into the Issuer and the Issuer shall be the continuing or surviving Person but, in connection with such consolidation or merger, any Capital Stock of the Issuer shall be changed into or exchanged for Securities of any other Person or cash or any other property, or (C) transfer, sell or otherwise dispose all or substantially all of its properties or assets to any other Person, then, and in the case of each such Triggering Event, proper provision shall be made so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant shall be entitled, upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, to receive, and shall accept, at the Warrant Price in

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effect at the time immediately prior to the consummation of such Triggering Event in lieu of the shares of Common Stock issuable upon such exercise of this Warrant prior to such Triggering Event, the Securities, cash and property to which such Holder would have been entitled upon the consummation of such Triggering Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto, subject to adjustments and increases (subsequent to such corporate action) as nearly equivalent as possible to the adjustments provided for in this Section 4.

(ii)           Notwithstanding anything contained in this Warrant to the contrary, the Issuer will not, at any time prior to the Expiration Date, effect any Triggering Event (other than a merger involving the Issuer and one or more of its wholly-owned subsidiaries), unless, prior to the consummation thereof, each Person (other than the Issuer) which as a result of such Triggering Event may be required to deliver any Securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder, (A) the obligations of the Issuer under this Warrant (and if the Issuer shall survive the consummation of such Triggering Event, such assumption shall be in addition to, and shall not release the Issuer from, any continuing obligations of the Issuer under this Warrant) and (B) the obligation to deliver to such Holder such Securities, cash or property as in accordance with the foregoing provisions of this subsection (a).

(b)           Subdivision or Consolidation of Common Stock.  If the Issuer, at any time prior to the Expiration Date, shall subdivide or consolidate the outstanding shares of Common Stock (A) in case of subdivision of shares, the Warrant Price shall be proportionately reduced (as at the effective date of such subdivision) to reflect the increase in the total number of shares of Common Stock outstanding as a result of such subdivision, or (B) in the case of a consolidation of the outstanding shares of Common Stock, the Warrant Price shall be proportionately increased (as at the effective date of such consolidation) to reflect the reduction in the total number of shares of Common Stock outstanding as a result of such consolidation.

(c)           Certain Dividends and Distributions.  If the Issuer, at any time prior to the Expiration Date, shall:

(i)           Stock Dividends.  Pay a stock dividend in, or make any other distribution to its holders of Common Stock, the Warrant Price shall be adjusted, as at the date of such payment or other distribution, to that price determined by multiplying the Warrant Price in effect immediately prior to such payment or other distribution, by a fraction (1) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (2) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution (plus in the event that the Issuer paid cash for fractional shares, the number of additional shares which would have been outstanding had the Issuer issued fractional shares in connection with said dividends); or

(ii)           Other Dividends.  Pay a cash dividend on, or make any distribution of its assets upon or with respect to (including, but not limited to, a distribution of its property as a dividend in liquidation or partial liquidation or by way of return of capital), the Common Stock (other than as described in clause (i) of this subsection (c)), then on the record date for such

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payment or distribution, this Warrant shall represent a right to acquire upon exercise, in addition to the number of Warrant Shares under this Warrant, and without payment of any additional consideration therefor, the amount of such dividend or additional stock or other Securities or property of the Issuer to which such Holder would have been entitled upon such date if such Holder had exercised this Warrant immediately prior thereto.

(d)           Adjustment of Warrant Price Upon Issuance of Additional Common Stock. If the Issuer, at any time prior to the Expiration Date, shall issue Additional Common Stock at a price per share, or with an exercise price or conversion price (as the case may be), lower than the Warrant Price in effect at such time, then the Warrant Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

WP2 = (WP1 * (A + B)) / (A + C)

For purposes of the foregoing formula, the following definitions shall apply:

(A)           “WP2” shall mean the Warrant Price in effect immediately after such issue of Additional Common Stock;

(B)           “WP1” shall mean the Warrant Price in effect immediately prior to such issue of Additional Common Stock;

(C)           “A” shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon conversion or exchange of all Convertible Securities outstanding immediately prior to such issue);

(D)           “B” shall mean the number of shares of Common Stock that would have been issued if such Additional Common Stock had been issued at a price per share equal to WP1; and

(E)           “C” shall mean the number of such Additional Common Stock issued in such transaction.

(e)           Outstanding Common Stock. With respect to the making of adjustments in the Warrant Price, the number of shares of Common Stock at any time outstanding shall not include any shares thereof then directly or indirectly owned or held by or for the account of the Issuer or any of its Subsidiaries.

(f)           Other Action Affecting the Common Stock.  In case after the First Closing Date the Issuer shall take any action affecting its shares of Common Stock, other than an action described in any of the foregoing subsections (a) through (d) of this Section 4, inclusive, and the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principle of this Section 4, then, the Warrant Price shall be adjusted in such manner and at such time as the Board may in good faith determine to be equitable in the circumstances.

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(g)           Form of Warrant after Adjustments.  The form of this Warrant need not be changed because of any adjustments in the Warrant Price or the number and kind of Securities purchasable upon the exercise of this Warrant.

5.           Notice of Adjustments.  Whenever the Warrant Price shall be adjusted pursuant to Section 4 hereof (for purposes of this Section 5, an “adjustment”), the Issuer shall, at least ten (10) Business Days prior to the date of such adjustment, deliver notice to the Holder of such adjustment and shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), the calculations made in connection therewith and the Warrant Price after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to the Holder of this Warrant promptly after each adjustment. Any failure of the Chief Financial Officer to deliver such certificate shall not prejudice the rights of the Holder in connection with the applicable adjustment. Any dispute between the Issuer and the Holder with respect to the matters set forth in such certificate shall be determined by the Issuer’s independent outside auditors or, if they are unable to act, by such firm of independent chartered accountants as may be selected by the Board, and any such determination shall be conclusive and binding on the Issuer, the Holder and the transfer agent for the Common Stock. The firm selected by the Issuer as provided in the preceding sentence shall be instructed to deliver a written opinion as to such matters to the Issuer and such Holder within thirty days after submission to it of such dispute.  The fees and expenses of such accounting firm shall be borne equally by such Holder and the Issuer.

6.           Fractional Shares.  No fractional Warrant Shares will be issued in connection with any exercise hereof, but in lieu of such fractional shares, the Issuer shall make a cash payment therefor equal in amount to the product of the applicable fraction multiplied by the Per Share Market Value then in effect.

7.           Rules Regarding Calculation of Adjustment of Warrant Price.

(a)           No adjustment in the Warrant Price will be required unless such adjustment would result in a change of at least 1% in the prevailing Warrant Price; provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.

(b)           If the Issuer sets a record date to determine the holders of Common Stock for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Warrant Price shall be made.

8.           Definitions.  For the purposes of this Warrant, the following terms have the following meanings:

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“Additional Common Stock” means all shares of Common Stock and Convertible Securities issued by the Issuer after the First Closing Date, except (i) the Warrant Shares, (ii) Common Stock or Convertible Securities issued in connection with a bona fide business acquisition of or by the Issuer, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; (iii) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued  to financial institutions, other financing sources, or lessors, vendors, suppliers and other third party service providers in connection with commercial credit arrangements, equipment financings, supply and materials purchases, third party service procurement or similar transactions as approved by the Board; (iv) Common Stock issued pursuant to the exercise of options and warrants outstanding on the First Closing Date; (v) Common Stock issued in a bona fide firm commitment underwritten public offering, (vi) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued to joint venture or strategic partners pursuant to agreements authorized by the Board, (vii) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued to employees, consultants, officers or directors of the Issuer pursuant to compensatory stock purchase or stock option plans, agreements or arrangements approved by the Board, (viii) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued to underwriters, brokers, dealers, finders or others in connection with fundraising (debt or equity) activities, (ix) Common Stock issued upon conversion or exercise of Convertible Securities outstanding on the First Closing Date, (x) Common Stock issued as dividends on any series of the Issuer’s preferred stock, whether existing now or in the future, and (xi) Common Stock issued in connection with a stock dividend or distribution covered by Section 4(c)(i) or (ii).

“Articles of the Issuer” means the Certificate of Incorporation and by-laws of the Issuer as in effect on the First Closing Date, and as hereafter from time to time amended, modified, supplemented or restated in accordance with the terms hereof and thereof and pursuant to applicable law.

“Board” shall mean the Board of Directors of the Issuer.

“Business Day” means any day other than Saturday, Sunday or a day on which chartered banks are closed for business in New York, New York.

“Capital Stock” means (i) any and all shares, interests, participations or other equivalents of or interests in  (however designated) corporate stock, including, without limitation, shares of preferred stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership,  (iii) all membership interests or limited liability company interests in any limited liability company, and (iv) all equity or ownership interests in any Person of any other type.

“Common Stock” means the shares of Common Stock, par value $0.001 per share, of the Issuer and any other shares of Capital Stock into which such stock may hereafter be changed.

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“Convertible Securities” means evidences of indebtedness, Capital Stock or other Securities which are or may be at any time convertible into or exchangeable or exercisable for shares of Common Stock.  The term “Convertible Security” means one of the Convertible Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar Federal statute then in effect.

“Expiration Date” has the meaning specified in Section 1 hereof.

“First Closing Date” means September 5, 2008.

“Governmental Authority” means any governmental, regulatory or self-regulatory entity, department, body, official, authority, commission, board, agency or instrumentality, whether Federal, state, provincial or local, and whether domestic or foreign.

“Holder” mean the Person who shall from time to time own this Warrant.

“Issuer” means Xplore Technologies Corp., and its successors.

“Maturity Date” means August 5, 2009.

“Person” means an individual, corporation, limited liability company, partnership, joint stock company, trust, unincorporated organization, joint venture, Governmental Authority or other entity of whatever nature.

“Per Share Market Value” means on any particular date the average of the closing bid and ask prices on a national securities exchange or quotation system which on the date of determination constitutes the principal trading market for the shares of Common Stock.

“Securities” means any debt or equity securities of the Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to subscribe for, purchase or acquire any Security.

“Securities Act” means the Securities Act of 1933, as amended, or any similar Federal statute then in effect.

“Security” means one of the Securities.

“Subsidiary” means any corporation a majority of whose outstanding Voting Stock shall at the time be owned directly or indirectly by the Issuer or by one or more of its Subsidiaries, or by the Issuer and one or more of its Subsidiaries.

“Trading Day” means a day on which the Common Stock is traded on a national securities exchange or quotation system which on the date of determination constitutes the principal trading market for the shares of Common Stock.

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“Triggering Event” has the meaning specified in Section 4(a)(i) hereof.

“Voting Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the Board of Directors (or other governing body) of such corporation, other than Capital Stock having such power only by reason of the happening of a contingency.

“Warrant Price” shall mean $0.27.

“Warrant Shares” means shares of Common Stock issuable upon exercise of this Warrant or any portion thereof, as the case may be, issued pursuant to the terms hereof, or otherwise issuable pursuant to any other warrants of like tenor issued pursuant to the provisions of hereof.

9.           Other Notices.  In case at any time:

(A)           the Issuer shall make any distributions to the holders of Common Stock; or

(B)           the Issuer shall authorize the granting to all holders of its Common Stock of rights to subscribe for or purchase any shares of Common Stock of any class or of any Convertible Securities or other rights; or

(C)           there shall be any reclassification of the Capital Stock of the Issuer; or

(D)           there shall be any (i) consolidation or merger involving the Issuer or (ii) sale, transfer or other disposition of all or substantially all of the Issuer’s property, assets or business (except a merger or other reorganization in which the Issuer shall be the surviving corporation and its Common Stock shall continue to be outstanding and unchanged and except a consolidation, merger, sale, transfer or other disposition involving a wholly-owned Subsidiary); or

(E)           there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Issuer or any partial liquidation of the Issuer or distribution to holders of Common Stock;

then, in each of such cases, the Issuer shall give written notice to the Holder of the date on which (i) the books of the Issuer shall close or a record shall be taken for such dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be, shall take place.  Such notice also shall specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their certificates for Common Stock, for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be.  Such notice shall be given at least twenty days prior to the

10

action in question and not less than twenty days prior to the record date or the date on which the Issuer’s transfer books are closed in respect thereto.

10.           Amendment and Waiver.  Any term, covenant, agreement or condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Holder.

11.           Governing Law.  THIS  WARRANT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARDS TO ITS CONFLICT OF LAW PRINCIPLES.  THE HOLDER HEREBY IRREVOCABLY CONSENTS TO THE JURISDICTION AND VENUE OF ANY COURT WITHIN THE STATE OF DELAWARE, IN CONNECTION WITH ANY MATTER BASED UPON OR ARISING OUT OF THIS WARRANT OR THE MATTERS CONTEMPLATED HEREIN, AND AGREES THAT PROCESS MAY BE SERVED UPON THE HOLDER IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF DELAWARE FOR SUCH PERSONS.

12.           Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earlier of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice prior to 5:00 p.m., (Austin, Texas time), on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice later than 5:00 p.m., (Austin, Texas time), on any date and earlier than 11:59 p.m., (Austin, Texas time), on such date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, (iv) five (5) days following the date of mailing, if sent by registered or certified mail (postage prepaid return receipt requested), or  (v) actual receipt by the party to whom such notice is required to be given.  The addresses for such communications shall be with respect to the Holder of this Warrant or of Warrant Shares issued pursuant hereto, addressed to such Holder at its last known address or facsimile number appearing on the books of the Issuer maintained for such purposes, or with respect to the Issuer, addressed to:

Xplore Technologies Corp. 14000 Summit Drive, Suite 900 Austin, Texas 78728 Attention: Michael J. Rapisand Facsimile: (512) 336-7791

13.           Remedies.  The Issuer stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Issuer in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

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14.           Successors and Assigns.  This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Issuer, the Holder hereof and (to the extent provided herein) the Holders of Warrant Shares issued pursuant hereto, and shall be enforceable by any such Holder or Holder of Warrant Shares.

15.           Modification and Severability.  If, in any action before any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency.  If any such provision is not enforceable as set forth in the preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Warrant, but this Warrant shall be construed as if such unenforceable provision had never been contained herein.

16.           Headings.  The headings of the Sections of this Warrant are for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the Issuer has executed this Warrant as of the day and year first above written.

XPLORE TECHNOLOGIES CORP.
By:

EXHIBIT A

Form of Exercise

(to be executed by the Holder)

The Holder hereby exercises its rights to subscribe for and purchase ____ shares of Common Stock as defined in the attached Warrant of XPLORE TECHNOLOGIES CORP. evidenced by the attached Warrant and herewith makes payment of the Warrant Price, as defined in the within Warrant, in the amount of $__________ by way of:

$__________ certified check payable to the Issuer’s order; or

$__________ wire transfer of funds to the Issuer.

Please issue a certificate in the name of the Holder for the shares of Common Stock in accordance with the instructions given below and issue a replacement Warrant in the name of the Holder for the unexercised balance, if any, of the right to purchase Warrant Shares evidenced by the within Warrant which were not exercised hereby.

Dated:_______________________________________________________	_____________________________________________________________________
Signature of Holder

Instructions for registration of shares

Social Security or Employer Identification
Number of Holder:______________________________________________

Address of Holder:

________________________________________________________
Street

________________________________________________________
City, State and Zip Code

A-1

EXHIBIT B

NET ISSUE NOTICE OF EXERCISE

TO:         Xplore Technologies Corp
14000 Summit Drive, Suite 900
Austin, Texas 78728
facsimile number (512) 336-7791
        Attention: Michael Rapisand

1.   The undersigned hereby elects to purchase _________ shares of Common Stock as defined in the attached Warrant of XPLORE TECHNOLOGIES CORP. pursuant to the terms of this Warrant, and hereby elects under Section 2(c) of this Warrant to surrender the right to purchase _______ shares of Common Stock pursuant to this Warrant for a net issue exercise with respect to ________ shares of Common Stock.

2.   Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

_____________________________________________
(Name)
_____________________________________________

_____________________________________________
(Address)

_____________________________________________
(Signature)

Title:_________________________________________

____________________________
(Date)

B-1

ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint _____________, attorney, to transfer the said Warrant on the books of the within named corporation.

Dated:	Signature:__________________________________________ Address:___________________________________________ ______________________________________

PARTIAL ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the right to purchase _________ Warrant Shares evidenced by the within Warrant together with all rights therein, and does irrevocably constitute and appoint ___________________, attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated:	Signature:__________________________________________ Address:___________________________________________ ______________________________________